    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 1996.
                                                       REGISTRATION NO. 333-

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              STORM PRIMAX, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

       DELAWARE                      7372                  77-0432180
   (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
   JURISDICTION OF        CODE CLASSIFICATION NUMBER) IDENTIFICATION NO.)
   INCORPORATION OR
    ORGANIZATION)

                              1861 LANDINGS DRIVE
                            MOUNTAIN VIEW, CA 94043
                                (415) 691-6600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               L. WILLIAM KRAUSE
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              STORM PRIMAX, INC.
                              1861 LANDINGS DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                (415) 691-6600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

       GREGORY M. GALLO, ESQ.                 LARRY W. SONSINI, ESQ.
      JAMES M. KOSHLAND, ESQ.                 ANN YVONNE WALKER, ESQ.
         JOHN M. FOGG, ESQ.                   JEFFREY A. HERBST, ESQ.
       KELLY L. CANADY, ESQ.                  MATTHEW B. SWARTZ, ESQ.
    GRAY CARY WARE & FREIDENRICH         WILSON SONSINI GOODRICH & ROSATI
     A PROFESSIONAL CORPORATION              PROFESSIONAL CORPORATION
        400 HAMILTON AVENUE                     650 PAGE MILL ROAD
    PALO ALTO, CALIFORNIA 94301             PALO ALTO, CALIFORNIA 94304

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

=================================================================================
                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
- ---------------------------------------------------------------------------------
Common Stock ($.001 par
 value)................  4,255,000 shares     $12.00     $51,060,000   $17,607
=================================================================================

(1) Includes 555,000 shares issuable upon exercise of an option granted by the Company to the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the registration fee.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               STORM PRIMAX, INC.

                               ----------------

    CROSS REFERENCE SHEET PURSUANT TO ITEM 501(b) OF REGULATION S-K SHOWING
             LOCATION IN PROSPECTUS OF ITEMS REQUIRED IN FORM S-1

        FORM S-1 ITEM                        LOCATION IN PROSPECTUS
        -------------                        ----------------------
 1. Forepart of the
    Registration Statement and
    Outside Front Cover Page
    of Prospectus.............  Outside Front Cover Page

 2. Inside Front and Outside
    Back Cover Pages of
    Prospectus................  Inside Front and Outside Back Cover Pages;
                                Additional Information
 3. Summary Information, Risk
    Factors and Ratio of
    Earnings to Fixed
    Charges...................  Prospectus Summary; The Company; Risk Factors

 4. Use of Proceeds...........  Use of Proceeds

 5. Determination of Offering
    Price.....................  Underwriting

 6. Dilution..................  Dilution

 7. Selling Security Holders..  Principal and Selling Stockholders

 8. Plan of Distribution......  Outside Front Cover Page; Underwriting

 9. Description of Securities
    to Be Registered..........  Prospectus Summary; Capitalization; Description
                                of Capital Stock
10. Interests of Named Experts
    and Counsel...............  Legal Matters

11. Information with Respect
    to the Registrant.........  Outside Front Cover Page; Prospectus Summary;
                                Risk Factors; The Company; Dividend Policy;
                                Selected Financial Data; Management's Discussion
                                and Analysis of Financial Condition and Results
                                of Operations; Business; Management; Certain
                                Transactions; Principal and Selling
                                Stockholders; Description of Capital Stock;
                                Shares Eligible for Future Sale; Consolidated
                                Financial Statements

12. Disclosure of Commission
    Position on
    Indemnification for
    Securities Act
    Liabilities...............  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 26, 1996

                                3,700,000 SHARES

                               STORM PRIMAX, INC.
                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                                  -----------

  Of the 3,700,000 shares of Common Stock offered hereby, 2,700,000 shares are being sold by the Company and 1,000,000 shares are being sold by the Selling Stockholder. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares being sold by the Selling Stockholder.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $10 and $12. For factors to be considered in determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "EASY".

                                  -----------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                    INITIAL PUBLIC UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                    OFFERING PRICE DISCOUNT(1)  COMPANY(2)      STOCKHOLDER
                    -------------- ------------ ----------- -------------------
Per Share..........       $             $            $              $
Total(3)...........     $             $            $              $

- -----

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting estimated expenses of $750,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 555,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to the Company will be $   , $    and
    $   , respectively. See "Underwriting".

                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about       , 1996, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.                                           HAMBRECHT & QUIST

                                  -----------

                  The date of this Prospectus is       , 1996.

                                  [PICTURES]




  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus, including share and per share data, (i) assumes an initial offering price of $11 per share, (ii) gives effect to the reincorporation of the Company in Delaware prior to the effectiveness of the offering and the associated exchange of three shares of the California predecessor corporation for every one share of the Delaware successor corporation, (iii) reflects the automatic conversion of all outstanding shares of Preferred Stock into shares of Common Stock effective upon the closing of the offering, (iv) assumes the exercise, prior to the effectiveness of the offering, of warrants to purchase 4,551 shares of Common Stock, which warrants will terminate upon the effectiveness of the offering, and (v) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

  Storm Primax, Inc. ("Storm" or the "Company") is a leading provider of digital photo solutions which enable consumers and small businesses to input, store, organize, enhance and use photos easily on their personal computers ("PCs"). The Company's vision is to empower consumers to use digital photos to create more personal, memorable and effective communications. The Company believes that the $16 billion chemical photography market is evolving to a market which will increasingly include digital photos. This transition, coupled with the recent proliferation of powerful multimedia home PCs, is leading to the emergence of digital photos as a new and rapidly growing product category for consumers. To capitalize on this emerging market opportunity, Storm develops and markets software-differentiated, consumer-branded products which are easy to use, result in high image quality and provide consumers and small businesses with a comprehensive digital photo solution.

  The Company's current photo scanner products, the EasyPhoto Reader, EasyPhoto SmartPage and PhotoDrive, sell at affordable consumer-oriented price points and are designed to function with typical home PC configurations (such as 486-based computers with 8 MB of RAM). These photo scanners are tightly integrated with the Company's EasyPhoto software environment, which combines an intuitive user interface with advanced image compression technology, a photo-oriented virtual memory system, powerful database functionality and a unique library of image enhancement tools based on sophisticated imaging algorithms. In addition, the EasyPhoto software environment is designed to capitalize fully on Microsoft's Object Linking and Embedding (OLE) standard, enabling consumers to use their photos in other applications directly through "drag and drop" of photographs from their EasyPhoto database into virtually any document.

  The Company's objective is to become the leading provider of digital photo input and software solutions for consumers and small businesses. The Company's strategy is focused on (i) making its EasyPhoto software environment the de facto standard for organizing and storing digital photos on PCs, (ii) developing and marketing high quality, easy to use, affordable photo input solutions that are tightly integrated with its EasyPhoto software environment, and (iii) distributing photo-centric applications that further enhance the value of its photo input products. The Company plans to extend its competitive advantage in these product categories through technology leadership, strategic partnerships, brand marketing and worldwide retail and OEM distribution.

  The Company's distribution efforts focus on aftermarket sales to existing PC users through leading computer retail channels and on establishing OEM relationships with a variety of key companies within the computer industry to broaden the distribution channel for its products. The Company's products are presently sold by most of the leading retailers of computer products in the United States, including Best Buy, Circuit City, CompUSA, Computer City, Egghead, Fry's Electronics, The Good Guys, OfficeMax, Staples and others. Sales are promoted through proactive consumer marketing designed to increase end user awareness and demand for EasyPhoto products. Key OEM relationships include Hewlett-Packard, which incorporates the Company's PhotoDrive in certain models of its Pavilion product line, Acer, Polaroid and Epson. In addition, the Company recently entered into a technology and distribution agreement with Intel Corporation which also made an equity investment in the Company.

                               RECENT ACQUISITION

  In March 1996, the Company acquired from Primax Electronics, Ltd. ("Primax"), a Republic of China corporation, all photo scanner technology, including certain in-process technology, associated with the Company's EasyPhoto Reader, PhotoDrive and certain other scanner products, as well as Primax's U.S. subsidiary ("Primax USA"), which was primarily a sales distribution company for Primax products in North America. The Company and Primax also entered into a strategic manufacturing agreement, pursuant to which Primax has agreed to manufacture a minimum of 85% of certain of the Company's photo scanners. As part of this transaction, Primax was issued 5,619,105 shares of Storm Preferred Stock. As a result of this transaction, and in combination with a small prior investment in the Company, Primax owned approximately 54% of the Company's outstanding voting securities as of May 31, 1996. After completion of this offering, Primax will own approximately 35% of the Company's outstanding voting securities.

                                  RISK FACTORS

  For a discussion of certain considerations relevant to an investment in the Common Stock, see "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company............. 2,700,000 shares
Common Stock offered by the Selling
 Stockholder.................................... 1,000,000 shares
Common Stock to be outstanding after the
 offering....................................... 13,319,078 shares(1)
Use of proceeds................................. For working capital, other general corporate purposes and repayment of
                                                 accounts payable to a related party. See
                                                 "Use of Proceeds."
Proposed Nasdaq National Market symbol.......... EASY

- --------

(1) Excludes (i) 261,562 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1996 with a weighted average exercise price of $0.30 per share, (ii) 130,146 shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Company's Amended and Restated Stock Option Plan (the "Option Plan"),
    (iii) 150,000 shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Company's 1996 Directors Stock Option Plan (the "Directors Plan"), (iv) 100,000 shares of Common Stock reserved for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan"), and (v) 41,514 shares of Common Stock issuable upon exercise of outstanding warrants. See "Capitalization," "Management--Benefit Plans" and Notes 6 and 9 of Notes to the Company's Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            (UNAUDITED)
                                 YEAR ENDED DECEMBER 31,            THREE MONTHS ENDED MARCH 31,
                           --------------------------------------- -------------------------------------
                            1993     1994            1995           1995              1996
                           -------  -------  --------------------- --------  ---------------------------
                                             ACTUAL   PRO FORMA(1) ACTUAL     ACTUAL       PRO FORMA(1)
                                             -------  ------------ --------  ---------     -------------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues.................  $ 2,983  $ 3,200  $ 5,794    $10,332    $    690  $   2,529       $   3,631
Loss from operations.....   (1,367)  (2,189)  (3,452)    (5,182)       (757)    (6,538)(2)      (2,014)
Net loss.................   (1,325)  (2,093)  (3,396)    (5,238)       (741)    (6,519)(2)      (2,011)
Pro forma:
  Net loss per common and
   common equivalent
   shares(3).............                    $ (0.31)   $ (0.48)   $  (0.07) $   (0.59)      $   (0.18)
  Weighted average number
   of common and common
   equivalent shares
   outstanding(3)........                     10,923     10,923      10,888     11,055          11,055

                                                             (UNAUDITED)
                                                            MARCH 31, 1996
                                                        -----------------------
                                                        ACTUAL   AS ADJUSTED(4)
                                                        -------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...... $ 1,635     $28,506
Working capital (deficit)..............................  (1,531)     25,340
Total assets...........................................  10,135      37,006
Total stockholders' equity (deficit)...................    (472)     26,399

- --------

(1) The unaudited pro forma statement of operations data for the year ended December 31, 1995 and the three months ended March 31, 1996 reflects the effect of the acquisition of the outstanding stock of Primax USA and certain technologies from Primax, both on March 18, 1996, as if the acquisition had occurred on January 1, 1995. The acquisition was accounted for as a purchase.
(2) Includes a $5 million write-off of acquired in-process research and development.
(3) See Note 2 of Notes to the Company's Consolidated Financial Statements.
(4) Adjusted to give effect to the sale of 2,700,000 shares of Common Stock by the Company at the initial public offering price of $11.00 per share and the application of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements, and actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including the factors set forth below and elsewhere in this Prospectus.

LIMITED HISTORY OF PRODUCT REVENUES; OPERATING LOSSES

  The Company, which was founded in January 1990, commenced shipment of its initial EasyPhoto product in the first quarter of 1995 and shipped its latest EasyPhoto release in October 1995. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company has incurred net losses in every period since inception. There can be no assurance that it will attain profitability, or, if profitability is attained, that the Company will sustain profitability on a quarterly or an annual basis. As of March 31, 1996, the Company had an accumulated deficit of $15.0 million.

DEPENDENCE ON DEVELOPING MARKET; PRODUCT CONCENTRATION

  The market for digital photo products and, in particular, for the Company's EasyPhoto line of scanners and software products, is new and rapidly evolving. The Company currently derives substantially all of its revenues from its EasyPhoto photo scanners and software products and expects that revenues from these products will continue to account for substantially all of its revenues for the foreseeable future. Broad market acceptance of these products is critical to the Company's future success. This success will depend in part on the ability of the Company and its distributors and OEM partners to convince end users to adopt digital photo products for the PC, and to educate end users about the benefits of the Company's products. There can be no assurance that the market for digital photos will develop as anticipated by the Company, or that the Company's products will be broadly accepted. The failure of any of these events to occur would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ACCEPTANCE OF NEW PRODUCTS

  The Company intends to begin volume shipments of two new products, EasyPhoto SmartPage and EasyPhoto Drive, in the third quarter of 1996, and expects to receive significant revenues from the sale of these products in the third and fourth quarters of this year. There can be no assurance that these products will achieve broad market acceptance or that they will be successfully marketed or sold on a profitable basis. In addition, if the Company experiences difficulties in acquiring sufficient quantities of these products from its contract manufacturing sources, sales of these products could be materially adversely affected. The failure of the Company to achieve significant revenues from these products beginning in the third and fourth quarter of this year would have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

  The Company has experienced and will continue to experience significant fluctuations in revenues and operating results from quarter to quarter and from year to year due to a combination of factors, many of which are outside of the Company's direct control. These factors include development of consumer demand for digital photos on PCs in general and for the Company's products in particular, the Company's success in developing, introducing and shipping new products and product enhancements in a timely manner, the purchasing patterns and potential product returns from the Company's retail distribution, the potential for reduced revenue due to price protection granted to distributors, the performance of the Company's contract manufacturers and component suppliers, the Company's ability to respond to new product introductions and price reductions by its competitors, the timing, cancellation or rescheduling of significant orders from OEMs or distributors, the availability of key components and changes in the cost of materials for the Company's products, the level of demand for PCs, the Company's ability to attract, retain and motivate qualified personnel, the timing and amount of research and development, marketing and selling and general and administrative expenditures, and general economic conditions. In addition, the Company has experienced seasonality in its operating results, with the fourth quarter typically having the highest total revenues of any quarter during the year. The Company believes that the seasonality of its revenues results primarily from the purchasing habits of consumers and the timing of the Company's fiscal year end. The Company currently believes that these patterns will continue.

  Revenues and operating results in any quarter depend on the volume, timing and ability to fulfill customer orders, the receipt of which is difficult to forecast. A significant portion of the Company's operating expenses is relatively fixed in advance, based in large part on the Company's forecasts of future sales. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the Company's operating results may be magnified by the Company's inability to adjust operating expenses in the short term to compensate for such shortfall. Accordingly, any significant shortfall in revenues relative to the Company's expectations would have an immediate material adverse impact on the Company's operating results and financial condition. The Company may also be required to reduce prices in response to competition or increase spending to pursue new product or market opportunities. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately in order to maintain profit margins and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure.

  Due to the foregoing and other factors, it is likely that in some future period the Company's operating results will be below results for the prior or comparable period or below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by early-stage companies participating in new and rapidly evolving markets. There can be no assurance that the Company will be successful in addressing such risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Information."

RECENT ACQUISITION; RELATIONSHIP WITH PRIMAX

  In March 1996, the Company acquired from Primax, a Republic of China corporation, all photo scanner technology, including certain in-process technology, associated with the Company's EasyPhoto Reader, PhotoDrive and certain other scanner products, as well as Primax USA, which was primarily a sales distribution company for products in North America. As part of this transaction, Primax was issued 5,619,105 shares of Storm Preferred Stock. As a result of this transaction, and in combination with a small prior investment in the Company, Primax owned approximately 54% of the voting securities of the Company as of May 31, 1996 (approximately 35% after completion of this offering) and has two directors on the Company's Board of Directors. Achieving the anticipated benefits of this acquisition will depend in part upon the Company's ability to integrate the businesses and technology acquired from Primax in an efficient and effective manner, and there can be no assurance that such integration will occur smoothly or successfully. The integration of certain operations following this acquisition will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the acquired business and technology could have a material adverse effect on the business, financial condition and results of operations of the Company.

  The Primax transaction, which was accounted for as a purchase, resulted in the write-off by the Company of $5.0 million of acquired in-process research and development during the first quarter of 1996. In addition, the Company recorded $0.8 million of goodwill to be amortized over a four year period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SOLE MANUFACTURING SOURCE; RELIANCE ON SOLE SUPPLIERS

  Primax is currently the sole manufacturing source for most of the Company's photo scanners and the Company expects that it will continue to rely in the foreseeable future on Primax for a majority of its materials procurement, assembly, system integration, testing and quality assurance. There can be no assurance that Primax will be able to meet the Company's requirements for quality manufactured products at competitive prices. Any inability to obtain hardware components at competitive prices from Primax or to increase manufacturing capacity from Primax as required could have a material adverse effect on the Company's business, results of operations and financial condition. The Company has the right to obtain an alternative manufacturing source for up to 15% of its requirements, and may increase this percentage if Primax is unable to provide competitive pricing, quality or availability. However, there can be no assurance that the Company will be able to obtain such alternative manufacturing source on favorable terms, if at all. Moreover, commencement of production of products at new facilities involves certain start-up risks and delays, such as those associated with the procurement of materials and training of production personnel.

  The Company is dependent on sole or limited source suppliers for certain key components used in its products manufactured by Primax. These key components include an application specific integrated circuit (ASIC) within the EasyPhoto Reader product which is currently available only from Epson. There can be no assurance that the Company's limited source suppliers will be able to meet the Company's requirements for certain key components. If Primax were unable to obtain sufficient supplies or develop alternative sources of these components in the future, the resultant shortage could have a material adverse impact on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

DISTRIBUTION RISKS

  Since February 1995, most of the Company's sales have been made to distributors, computer superstores, consumer electronic superstores, office supply superstores, specialty computer stores, on-line companies and OEMs and, to a lesser extent, mass merchants and mail order companies. Accordingly, the Company is dependent upon the continued viability and financial stability of these resellers. The Company's reseller customers offer products of several different companies, including scanner products that are competitive with the Company's products. Accordingly, these resellers may give higher priority to products of suppliers other than the Company through increased shelf space or promotions, thus reducing their efforts to sell the Company's product. In addition to the foregoing, any special distribution arrangements and product pricing arrangements that the Company may implement in one or more distribution channels for strategic purposes could adversely affect gross profits for its products.

  As is typical in the personal computer industry, the Company grants its distributors price protection and certain rights of return with respect to products purchased by them. The Company accrues for expected returns and anticipated price reductions in amounts that the Company believes are reasonable. However, there can be no assurance that these accruals will be sufficient or that any future returns or price protection charges will not have a material adverse effect on the Company's business, financial condition and results of operations, especially in light of the rapid product obsolescence which often occurs during product transitions. In order to respond to competitive pricing actions, increase sales or expand the distribution of its products, the Company may reduce the prices of its products which could give rise to significant price protection charges and which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the difficulty in predicting future sales and the anticipated short product life cycles of the Company's products due to frequent upgrades both increase the risk that new product introductions, price reductions by the Company or its competitors, or other factors affecting the digital photo market could result in significant product returns. Any price protection charges or product returns in excess of recorded allowances would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Sales, Marketing and Customer Support."

  Since February 1995, the Company's sales to OEMs have represented only a small percentage of net sales; however, the Company believes that its ability to sell products to OEMs will become increasingly important to the Company's success. OEMs have significantly different, and in some cases more stringent, purchasing procedures and quality standards than retail distributors and other resellers. There can be no assurance that the Company will be successful in developing and delivering products for the OEM market, or that it will be successful in establishing and maintaining an effective distribution and customer support system for OEMs.

MANAGEMENT OF EXPANDED OPERATIONS; NEED FOR ADDITIONAL PERSONNEL

  The Company has recently experienced and may continue to experience growth in the number of employees, the scope of its operating and financial systems and the geographic distribution of its operations and customers due to an anticipated increase in sales and the recent acquisition transaction with Primax. This recent increase in the scope and complexity of the Company's business has placed, and will continue to place, a significant strain on the Company's management and operations. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems. There can be no assurance that the Company will be able to manage any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" and "Management--Directors and Executive Officers."

  In addition, the Company has recently recruited and expects to continue to recruit a significant number of key employees in engineering, marketing, sales and manufacturing who are expected to play a substantial role in the execution of the Company's expansion plans. The Company's future performance depends significantly upon the Company's ability to attract and retain these key employees. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to assimilate such new personnel and to implement and improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage its employee work force. There can be no assurance that the Company will be able to do so successfully, and the Company's failure to do so could have a material adverse effect upon the Company's business, financial condition and results of operations.

COMPETITION

  The market for the Company's products is a relatively new and emerging market. Although the Company currently competes directly with a relatively small number of competitors, it faces indirect competition from a number of sources and expects to experience increased competition in the future. One source of potential future competition may arise from a group of established manufacturers of text-oriented scanners such as Logitech Inc. ("Logitech"), Microtek Lab Inc. ("Microtek"), Mustek Inc. ("Mustek"), PlusTek USA Inc. ("PlusTek"), UMAX Technologies Inc. ("UMAX") and Visioneer Communications Inc. ("Visioneer"). These manufacturers may leverage their existing scanning technology in the future in an attempt to produce digital photo devices that compete more directly with those of the Company. A second source of potential future competition may arise from other current significant participants in the digital photo market. Certain companies, including Epson America Inc. ("Epson"), Eastman Kodak Company ("Kodak") and Polaroid Corporation ("Polaroid"), have shipped or indicated an intention to ship photo input devices. Other companies, including Hewlett-Packard Company ("HP"), may choose to broaden their product mix to include small or large sized sheetfed scanners which are targeted toward consumers and directly compete with those offered by the Company. A third category of competition pertains to the Company's EasyPhoto software environment and application products. Such competition in this category may emanate from developers of photo-oriented software such as Adobe Systems Incorporated ("Adobe"), Fractal Design Corporation ("Fractal Design"), Microsoft Corporation ("Microsoft"), and a significant number of small companies now developing photo-centric software. This latter group of companies may in the future compete with the Company by developing advanced software capabilities to be offered on a stand alone basis, bundled with hardware, or integrated as part of an operating system. The Company believes that as the digital photo market evolves, it will face competition from one, if not all, of these sources.

  Many of the Company's potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements, withstand significant price decreases or devote greater resources to the development, promotion, sale and support of their products than the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, operating results and financial condition.

  The Company believes that the principal competitive factors in its market are integration of hardware and software design, ease of use, product performance, feature functionality and reliability, price, availability of third-party applications, timeliness of new product introductions, service, support, size and installed base, as well as ability to enter into successful strategic marketing alliances. Although the Company believes that it is competitive with respect to most of these factors, there can be no assurance that it will remain competitive in the future.

CUSTOMER CONCENTRATION

  Historically, a relatively small number of customers have accounted for a significant percentage of the Company's total revenues, and the Company expects that it will continue to experience significant customer concentration for the foreseeable future. In 1993, sales to Radius Inc. ("Radius") accounted for 59% of total revenues; in 1994, sales to Apple Computer, Inc. ("Apple Computer"), and Radius accounted for 41% and 39%, respectively, of total revenues; in 1995, sales to Circuit City Stores, Inc. ("Circuit City") and Best Buy Company, Inc. ("Best Buy") accounted for 27% and 11%, respectively, of total revenues; and in the three months ended March 31, 1996, sales to America Online Inc. ("America Online"), Best Buy and Ingram Micro Inc. ("Ingram Micro") accounted for 49%, 17% and 15%, respectively, of total revenues. The Company does not expect that these customer percentages for the first quarter of 1996 will necessarily be representative of customer concentration for the full year or any future period. In particular, the high percentage of sales to America Online resulted from a promotional program during the period. There can be no assurance that such customers or any other customers will in the future continue to license or purchase products or services from the Company at levels that equal or exceed those of prior periods, if at all.

TECHNOLOGICAL CHANGE

  The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree upon its ability to develop and introduce, in a timely fashion, new products and enhancements to its existing products that meet changing customer requirements and emerging industry standards. The development of new, technologically-advanced products and product enhancements is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market or support new products and product enhancements successfully, that any new products or product enhancements will gain market acceptance, or that the Company will be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause customers to defer purchases of existing products or cause distributors to request price protection credits or return such products to the Company. Any of these events could have a material adverse effect on the Company's business, operating results and financial condition.

PROPRIETARY TECHNOLOGY

  The Company's ability to compete successfully will depend, in part, on its ability to protect its proprietary technology. Although the Company continues to implement protective measures and intends to defend its proprietary rights, there can be no assurance that measures to deter or prevent unauthorized use of the Company's technology will be successful. The Company relies on a combination of patent, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish and protect its proprietary rights. The Company has several patent applications pending in the United States and intends to file additional applications as appropriate for patents covering its products. There can be no assurance that patents will issue from any of these pending applications or, if patents do issue, that any claims allowed will be sufficiently broad to protect the Company's technology. There can also be no assurance that any patents that may be issued to the Company will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. See "Business--Proprietary Rights."

  The Company also relies on certain technology which it obtains from others, including certain embedded system level software. The Company may find it necessary or desirable in the future to obtain licenses relating to one or more of its products or relating to current and future technologies. There can be no assurance that the Company can obtain these licenses or other rights on commercially reasonable terms.

  The Company has from time to time received, and may receive in the future, communications from third parties asserting that the Company's products, trademarks and trade names infringe on the proprietary rights of third parties or seeking indemnification against such infringement. In response to such communications, the Company consults with counsel to assess the basis for any claims of infringement by the Company's products. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of its products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms.

UNCERTAINTY OF INTERNATIONAL SALES

  The Company plans to expand distribution of its products in international markets and, in particular, Europe and Asia Pacific. International sales have been insignificant to date. The Company plans to expand its international sales through agreements with affiliated Primax companies. The Company has limited experience in marketing, distributing, servicing and supporting its products internationally. There can be no assurance that the Primax companies, together with the Company, will successfully market, sell, deliver, service and support the Company's products in international markets. In addition, there are certain risks inherent in doing business internationally, such as unexpected changes in regulatory requirements, import and export duties and restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, uncertainties in connection with collecting accounts receivable, political instability, fluctuations in currency exchange rates, logistical difficulties in managing multinational operations, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of these factors will not have a material adverse effect on the Company's international operations and, consequently, on the Company's business, operating results and financial condition.

CONTROL BY MANAGEMENT AND CURRENT STOCKHOLDERS

  After this offering, the Company's executive officers and directors, and their affiliates, in the aggregate, will own and control approximately 53% of the Company's Common Stock. In particular, Primax will own approximately 35% of the Company's Common Stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the Board of Directors has the authority to issue undesignated Preferred Stock and, subject to certain limitations, to determine the rights, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. The voting power of Primax and the Company's executive officers or the issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

BENEFITS OF THE OFFERING TO CURRENT STOCKHOLDERS

  The completion of the offering made by this Prospectus will benefit the current stockholders of the Company, including its directors and executive officers, by, among other things, creating a public market for the Company's Common Stock, thereby increasing liquidity and potentially increasing the market value of such stockholders' investment in the Company. The Company's directors and executive officers beneficially own prior to this offering an aggregate of 7,897,731 shares of Common Stock. In addition, one director holds stock options that are presently exercisable, or will be exercisable within 60 days after May 31, 1996, to purchase an additional aggregate of 23,333 shares of Common Stock for additional aggregate consideration of $7,000. Based on the assumed public offering price of $11.00 per share, such shares beneficially owned or subject to such options will have an aggregate market value of approximately $87.1 million.

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock and there can be no assurance that an active public market for the Common Stock will develop or continue after the offering. The initial public offering price negotiated among the Company, the Selling Stockholders and representatives of the Underwriters may not be indicative of future market prices. See "Underwriting." The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors and other events or factors. In addition, the stock market from time to time has experienced extreme price and volume fluctuations that have particularly affected the market price for many high technology companies and which often have been unrelated to the operating performance of these companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

DILUTION

  Investors in shares of Common Stock offered hereby will incur immediate and substantial dilution in the net tangible book value per share of Common Stock from the assumed initial public offering price. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 13,319,078 shares of Common Stock (assuming no exercise of outstanding options after June 25, 1996). Of these shares, the 3,700,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act (an "Affiliate"), which shares will be subjected to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 9,619,078 shares outstanding upon completion of this offering and held by existing shareholders will be "Restricted Securities" as that term is defined under Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below, and the provisions of Rule 144, 144(k) and 701, additional shares will be available for sale in the public market as follows: (i) no shares will be available for immediate sale in the public market on the date of the Prospectus, (ii) 3,890,159 currently outstanding shares (as well as 197,474 additional shares issuable upon the exercise of stock options granted under the Option Plan that will be vested) will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus and (iii) 5,728,919 currently outstanding shares will be eligible for sale upon expiration of their respective two-year holding periods, subject in the case of shares held by affiliates to compliance with certain volume restrictions.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (and, with respect to non-affiliates of the Company, a person who has beneficially owned Restricted Securities less than three years), will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 133,191 shares immediately after the offering) or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq Stock Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. The Securities and Exchange Commission has recently proposed to reduce the two and three year holding periods under Rule 144 to one and two years, respectively. If enacted, such modification will have a material effect on the timing of when certain shares of Common Stock become eligible for resale.

  In addition, following the offering, the holders of 5,728,889 shares of outstanding Common Stock and 41,514 shares of Common Stock issuable upon exercise of certain warrants will have rights under certain circumstances to require the Company to register their shares for future sale. See "Description of Capital Stock--Registration Rights of Certain Holders."

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer, director or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Prospectus before selling such shares.

  Persons who hold approximately 9,619,078 shares of the Company's Common Stock after completion of the offering, including the Selling Stockholder and all officers, directors and existing stockholders of the Company, have agreed with the Representatives and/or the Company that, for a period of 180 days following the date of this Prospectus, they will not sell, offer to sell, contract to sell, grant any options to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, whether now owned or hereinafter acquired, by such holders or with respect to which they have beneficial ownership within the rules and regulations of the SEC. The Company has also agreed not to sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters, subject to certain limited exceptions. The lockup agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Goldman, Sachs & Co. on behalf of the Underwriters.

  The Company intends to file a Registration Statement on Form S-8 to register the shares of Common Stock issuable upon exercise of options granted under the Option Plan, the Directors' Plan and the Purchase Plan. Following the filing of the Form S-8, shares of Common Stock issued under the Option Plan, Directors' Plan and Purchase Plan will be available for sale in the public market upon vesting and exercise of such options, subject to lock-up restrictions described above and the Rule 144 volume limitations applicable to affiliates.

  Prior to this offering, there has been no public market for the Common Stock and there is no assurance a significant public market for the Common Stock will develop or be sustained after this offering. Sales of a substantial amount of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

EFFECT OF ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and By-Laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, eliminate the right of stockholders to act by written consent and impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. These provisions could also have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. See "Description of Capital Stock."

  Under the terms of the Series F Preferred Stock Purchase Agreement, in the event of any proposed transaction that would result in a change of control or a sale of all or substantially all of the Company's assets, the Company must provide written notice to Intel and Intel has a right to propose a competitive offer that the Board of Directors of the Company must consider in good faith. In certain circumstances, this notice right could limit the price certain investors might be willing to pay in the future for shares of the Company's Common Stock, and could have the effect of delaying or preventing a change in control of the Company.

                                  THE COMPANY

  The Company was incorporated in California in January 1990 and reincorporated in Delaware in July 1996. The Company's executive offices are located at 1861 Landings Drive, Mountain View, California, 94043; (415) 691-6600. The Company's Web site can be located at http://www.easyphoto.com/storm/. Information contained in the Company's Web site shall not be deemed part of this Prospectus.

  The Company intends to furnish its stockholders with annual reports containing audited annual financial statements and quarterly reports containing unaudited interim financial statements for the first three fiscal quarters of each fiscal year of the Company.

  Storm Technology and EasyPhoto are registered trademarks of the Company and ClearScan, the EasyPhoto logo, EasyPhoto Reader, EasyPhoto SmartPage, EasyPhoto Drive, EasyPhoto Phone EasyPhoto DesignWorks and PhotoDrive are trademarks of the Company. This Prospectus also contains trademarks of other companies.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,700,000 shares of Common Stock being offered by the Company in the offering are estimated to be $26.9 million ($32.5 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share and after deduction of the estimated underwriting discount and offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

  The principal purposes of the offering are to obtain additional working capital, to create a public market for the Company's Common Stock and to facilitate future access by the Company to public securities markets. The Company expects to use the net proceeds of the offering for working capital and other general corporate purposes and to repay approximately $4.2 million of accounts payable owed to Primax. These accounts payable were assumed by the Company as a result of the acquisition by the Company in March 1996 of Primax's U.S. subsidiary. See "Certain Transactions." The Company may also use a portion of the net proceeds to fund acquisitions of complementary businesses, products or technologies, although there are no current agreements or negotiations with respect to any material acquisitions of businesses, products or technologies. Pending use of the net proceeds for the foregoing purposes, the Company intends to invest the net proceeds in investment grade income-bearing securities.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's bank line of credit agreement currently prohibits the payment of dividends.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1996, was approximately $(1.3) million or $(0.13) per share after giving effect to the issuance of 4,551 shares of Common Stock upon the exercise of outstanding warrants which terminate upon the closing of the offering. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the total number of shares of Common Stock outstanding, including shares of Common Stock resulting from the conversion of the Preferred Stock. After giving effect to the estimated net proceeds of $26.9 million from the sale of the 2,700,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $11.00 per share (assuming no exercise of the Underwriters' over-allotment option and before deducting the underwriting discount and estimated offering expenses) and the adjustments set forth above, the pro forma net tangible book value of the Company as of March 31, 1996 would have been approximately $25.6 million or $2.00 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.13 per share to existing stockholders and an immediate dilution of $9.00 per share to new investors. The following table illustrates the per share dilution in net tangible book value to new investors:

   Assumed initial public offering price per share..............         $11.00
     Pro forma net tangible book value per share before
      offering.................................................. $(0.13)
     Increase per share attributable to new investors...........   2.13
                                                                 ------
   Pro forma net tangible book value per share after offering...           2.00
                                                                         ------
   Dilution per share to new investors..........................         $ 9.00
                                                                         ======

  The following table summarizes, on a pro forma basis, as of March 31, 1996 the differences in the total consideration paid and the average price per share paid between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company assuming an initial public offering price of $11.00 per share (assuming no exercise of the Underwriters' over-allotment option and before deducting the underwriting discount and estimated offering expenses):

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
   Existing
    stockholders(1)........ 10,055,879   78.8% $14,537,000   32.9%    $ 1.45
   New investors(1)........  2,700,000   21.2   29,700,000   67.1      11.00
                            ----------  -----  -----------  -----
     Total................. 12,755,879  100.0% $44,237,000  100.0%
                            ==========  =====  ===========  =====

- --------
(1) The net effect of sales by the Selling Stockholder in this offering will reduce the number of shares held by existing stockholders to 9,055,879 shares or approximately 71.0% of the total number of shares of Common Stock outstanding after the offering, and will increase the number of shares held by new investors to 3,700,000 shares or approximately 29.0% of the total number of shares of Common Stock to be outstanding after the offering. See "Principal and Selling Stockholders."

  The above computations assume no exercise of outstanding options under the Option Plan after March 31, 1996. As of March 31, 1996, options to purchase 261,562 shares of Common Stock were outstanding under such plan. In addition, 4,551 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants. The exercise of such options and warrants will result in further dilution to new investors. See "Capitalization," "Management--Benefit Plans" and Note 6 of Notes to the Company's Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company, (i) as of March 31, 1996 unaudited, (ii) pro forma unaudited as of such date to reflect the conversion upon the closing of this offering of all outstanding shares of Preferred Stock at March 31, 1996 into shares of Common Stock and (iii) as adjusted as of such date to reflect the sale by the Company of 2,700,000 shares of Common Stock offered hereby, the application of the net proceeds therefrom and the issuance of Common stock upon the exercise of outstanding warrants which terminate upon the closing of this offering.

                                                   (UNAUDITED)
                                                 MARCH 31, 1996
                                        ----------------------------------------
                                         ACTUAL      PRO FORMA     AS ADJUSTED
                                        -----------  -----------   -------------
                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Stockholders' equity (deficit):
 Preferred Stock, $.001 par value;
  13,333,333 shares authorized and
   8,789,647 shares outstanding,
   actual; no shares authorized
   and issued pro forma;
   500,000 shares authorized no
   shares issued and outstanding
   as adjusted(1) (2).......             $         9  $       --     $       --

 Common Stock; $.001 par value;
  13,333,333 shares authorized and
   1,261,681 shares outstanding,
   actual; 10,051,328 shares outstanding
   pro forma; and 30,000,000 shares
   authorized and 12,755,879 shares
   outstanding, as adjusted (1) (2) (3)...         1           10             13

Additional paid-in capital.............       14,527       14,527         41,395

Accumulated deficit....................      (15,009)     (15,009)       (15,009)
                                         -----------  -----------    -----------
 Total stockholders' equity (deficit)..         (472)        (472)        26,399
                                         -----------  -----------    -----------
 Total capitalization..................  $      (472) $      (472)   $    26,399
                                         ===========  ===========    ===========

- --------
(1) Excludes 161,290 shares of Series F Convertible Preferred Stock, issued on June 11, 1996. Such shares are convertible into 163,628 shares of Common Stock assuming an initial public offering price of $11.00 per share. See "Capitalization," "Description of Capital Stock" and Note 9 of Notes to the Company's Consolidated Financial Statements.
(2) Includes 500,000 shares of Preferred Stock and 30,000,000 shares of Common Stock which will be authorized upon filing for reincorporation in Delaware prior to the effectiveness of this offering.
(3) Excludes (i) 261,562 shares of Common Stock issuable upon exercise of options outstanding under the Option Plan as of March 31, 1996, (ii) 130,146 shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Option Plan, (iii) 150,000 shares of Common Stock reserved for issuance upon exercise of options that may be granted under the Directors Plan, (iv) 100,000 shares of Common Stock reserved for issuance under the Purchase Plan, and (v) 41,514 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. See "Capitalization," "Management--Benefit Plans" and Notes 6 and 9 of Notes to the Company's Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. The selected financial data for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data at December 31, 1994 and 1995 are derived from the consolidated financial statements of the Company included elsewhere in this Prospectus which have been audited by Price Waterhouse LLP, independent accountants, whose report is included elsewhere in the Prospectus. The selected financial data for the years ended December 31, 1991 and 1992 and as of December 31, 1991, 1992 and 1993 are also derived from the consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants. The statement of operations data presented for the three-month periods ended March 31, 1995 and 1996 and the balance sheet data as of March 31, 1996 are derived from unaudited financial statements of the Company included elsewhere in this Prospectus, have been prepared on the same basis as the audited financial statements, and, in the opinion of management, include all normal recurring adjustments that the Company considers necessary for a fair presentation of its results of operations. The pro forma data for the year ended December 31, 1995 and the three months ended March 31, 1996 have been derived from the unaudited Pro Forma Combined Financial Information included elsewhere herein. The results of the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for any future period.

                                                                                      (UNAUDITED)
                                                                                  THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                          MARCH 31,
                          ----------------------------------------------------  -------------------------
                           1991    1992     1993     1994          1995          1995         1996
                          ------  -------  -------  -------  -----------------  ------  -----------------
                                                                        PRO                        PRO
                                                             ACTUAL   FORMA(1)          ACTUAL   FORMA(1)
                                                             -------  --------          -------  --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
 Product................  $  899  $ 2,373  $ 1,211  $   655  $ 5,245  $ 9,103   $  285  $ 2,435  $ 3,425
 Royalty and other......     531      215    1,772    2,545      549    1,229      405       94      206
                          ------  -------  -------  -------  -------  -------   ------  -------  -------
  Total revenues........   1,430    2,588    2,983    3,200    5,794   10,332      690    2,529    3,631
Cost of product
 revenues...............     374    1,048      276      178    3,735    6,532      178    1,981    2,745
                          ------  -------  -------  -------  -------  -------   ------  -------  -------
 Gross profit...........   1,056    1,540    2,707    3,022    2,059    3,800      512      548      886
                          ------  -------  -------  -------  -------  -------   ------  -------  -------
Operating expenses:
 Research and
  development...........     514    1,219    1,845    2,102    1,494    1,494      455      459      459
 Marketing and selling..     515      922    1,604    1,981    3,384    5,861      626    1,402    1,979
 General and
  administrative........     530      500      625      628      633    1,627      188      225      462
 In-process research and
  development...........     --       --       --       500      --       --       --     5,000      --
                          ------  -------  -------  -------  -------  -------   ------  -------  -------
  Total operating
   expenses.............   1,559    2,641    4,074    5,211    5,511    8,982    1,269    7,086    2,900
Loss from operations....    (503)  (1,101)  (1,367)  (2,189)  (3,452)  (5,182)    (757)  (6,538)  (2,014)
Interest income, net....      47       69       42       96       56      (56)      16       19        3
                          ------  -------  -------  -------  -------  -------   ------  -------  -------
Net loss................  $ (456) $(1,032) $(1,325) $(2,093) $(3,396) $(5,238)  $ (741) $(6,519) $(2,011)
                          ======  =======  =======  =======  =======  =======   ======  =======  =======
Pro Forma:
 Net loss per common and
  common equivalent
  share(2)..............                                     $ (0.31) $ (0.48)  $(0.07) $ (0.59) $ (0.18)
                                                             =======  =======   ======  =======  =======
 Weighted average number
  of common and common
  equivalent shares
  outstanding(2)........                                      10,923   10,923   10,888   11,055   11,055

                                           DECEMBER 31,            (UNAUDITED)
                                ----------------------------------  MARCH 31,
                                 1991   1992   1993   1994   1995     1996
                                ------ ------ ------ ------ ------ -----------
CONSOLIDATED BALANCE SHEET
 DATA:
Cash, cash equivalents and
 short-term investments........ $2,849 $1,696 $1,663 $2,289 $1,865   $ 1,635
Working capital (deficit)......  2,419  1,870    422  2,396  2,573    (1,531)
Total assets...................  3,170  2,355  2,261  3,026  5,979    10,135
Long-term liability............    --     --     --     100    --        --
Total stockholders' equity
 (deficit).....................  2,505  2,013    727  2,541  2,733      (472)

- --------

(1) The unaudited pro forma combined statement of operations data for the year ended December 31, 1995 and the three months ended March 31, 1996 reflect the effect of the acquisition of the outstanding stock of Primax (USA) and certain technologies from Primax, both on March 18, 1996, as if the acquisition had occurred on January 1, 1995. The acquisition was accounted for as a purchase.
(2) See Note 2 of Notes to the Company's Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The Company's revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this Prospectus as a result of a number of factors, including without limitation, those discussed under "Risk Factors" above.

OVERVIEW

  The Company is a leading provider of digital photo solutions which enable consumers and small businesses to input, store, organize, enhance and use photos easily on their PCs. The Company was founded in 1990 to pioneer Joint Photographic Experts Group ("JPEG") image compression technology. During its initial years, the Company began its recruitment of an experienced management team and developed and licensed its image compression hardware and software technology to leading desktop publishing companies on an OEM basis as a source of cash flow to fund the Company. In 1993, the Company released its PhotoFlash image editing software targeted for use with desktop publishing applications predominantly by small business users. PhotoFlash was distributed by the Company exclusively to Apple Computer, Inc. in exchange for an advance and ongoing royalties again intended to reduce the need for additional external capital.

  During 1994, the Company began development of its EasyPhoto software, a powerful consumer-friendly environment for using digital photos, and began its transition from being focused solely on OEM technology licensing to being a provider of consumer-oriented digital photo solutions sold at retail and on an OEM basis. This resulted in a shift in the Company's financial model to higher sales growth at a lower gross margin.

  In September 1994, the Company entered into an agreement with Primax providing for the OEM purchase by the Company of photo scanners manufactured by Primax to be bundled with the Company's EasyPhoto software environment. The Company decided to enter into the photo input business primarily to take advantage of a consumer need for an integrated hardware/software solution that is easy to install and use and is affordable at consumer price points. Sales of the EasyPhoto Reader product began in February 1995, and the Company expanded retail distribution of the product throughout 1995.

  In March 1996, the Company acquired from Primax the technology for the hardware component of the EasyPhoto Reader product, in-process technology of other photo scanner products and Primax's U.S. subsidiary which was primarily a sales distribution company for Primax products in North America. This acquisition, which was accounted for as a purchase, resulted in a $5.0 million write-off by the Company of acquired in-process research and development during the first quarter of 1996. In addition, the Company recorded $0.8 million of goodwill to be amortized over a four year period. Also in the first quarter of 1996, the Company recorded reserves in anticipation of a price reduction of its EasyPhoto Reader product and incurred lower margins on product lines acquired from Primax USA which the Company is in the process of phasing out.

  Product revenues from customers are generally recognized when the product is shipped, provided collectibility is probable. Product revenues from distributors and authorized resellers are subject to agreements allowing price protection and certain rights of return. Accordingly, reserves for estimated future returns and credits for price protection are provided for upon revenue recognition. Such reserves are estimated based on historical rates of returns and allowances, distributor inventory levels and other factors. However, there can be no assurance that these accruals will be sufficient or that any future returns or price protection charges will not have a material adverse effect on the Company's business and operating results, especially in light of the rapid product obsolescence which often occurs during product transitions. Royalty and other revenue under certain product royalty agreements are generally recognized upon shipment of related products to customers.

  The Company has incurred net losses in every period since inception. There can be no assurance that it will attain profitability, or, if profitability is attained, that the Company will sustain profitability on a quarterly or an annual basis. As of March 31, 1996, the Company had an accumulated deficit of $15.0 million. The market for digital photo products and, in particular, for the Company's digital photo hardware and software products, is new and rapidly evolving. There can be no assurance that the market for digital photos will develop as anticipated by the Company, or that the Company's products will be broadly accepted. The Company intends to begin volume shipments of two new products, EasyPhoto SmartPage and EasyPhoto Drive, in the third quarter of 1996, and expects to receive significant revenues from the sale of these products in the third and fourth quarter of this year. There can be no assurance that these products will achieve broad market acceptance or that they will be successfully marketed or sold on a profitable basis. Primax is currently the sole manufacturing source for most of the Company's hardware products and the Company expects that it will continue to rely in the foreseeable future on Primax for substantially all of its materials procurement, assembly, system integration, testing and quality assurance. There can be no assurance that Primax will be able to meet the Company's requirements for quality manufactured products at competitive prices. The Company has recently experienced and may continue to experience growth in the number of employees, the scope of its operating and financial systems and the geographic distribution of its operations and customers due to an anticipated increase in sales and the recent acquisition transaction with Primax. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to assimilate such new personnel and to implement and improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage its employee work force. There can be no assurance that the Company will be able to do so successfully.

  In June 1996, the Company recorded noncash deferred compensation of approximately $230,000 in connection with certain stock options granted during the second quarter of 1996. The deferred compensation will be expensed ratably over the vesting periods of these options (primarily four years) and, therefore, will continue to impact the Company's operating results through the year 2000.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of revenue of certain items included in the Company's statement of operations for the periods indicated:

                                                            (UNAUDITED)
                                                        THREE MONTHS ENDED
                          YEAR ENDED DECEMBER 31,            MARCH 31,
                          ---------------------------   ---------------------
                           1993      1994      1995       1995        1996
                          -------   -------   -------   ---------   ---------
AS A PERCENTAGE OF TOTAL
 REVENUES:
Revenues:
  Product................    40.6%     20.5%     90.5%       41.3%       96.3%
  Royalty and other......    59.4      79.5       9.5        58.7         3.7
                          -------   -------   -------   ---------   ---------
    Total revenues.......   100.0     100.0     100.0       100.0       100.0
Cost of product
 revenues................     9.3       5.6      64.5        25.8        78.3
                          -------   -------   -------   ---------   ---------
Gross profit.............    90.7      94.4      35.5        74.2        21.7
                          -------   -------   -------   ---------   ---------
Operating Expenses:
  Research and
   development...........    61.8      65.7      25.8        66.0        18.2
  Marketing and selling..    53.8      61.9      58.4        90.7        55.4
  General and
   administrative........    20.9      19.6      10.9        27.2         8.9
  In-process research and
   development...........     --       15.6       --          --        197.7
                          -------   -------   -------   ---------   ---------
    Total operating
     expenses............   136.5     162.8      95.1       183.9       280.2
Loss from operations.....   (45.8)    (68.4)    (59.6)     (109.7)     (258.5)
Interest income, net.....     1.4       3.0       1.0         2.3         0.7
                          -------   -------   -------   ---------   ---------
Net loss.................   (44.4)%   (65.4)%   (58.6)%    (107.4)%    (257.8)%
                          =======   =======   =======   =========   =========

COMPARISONS OF 1993, 1994 AND 1995

 REVENUES

  Total revenues increased from approximately $3.2 million in 1994 to $5.8 million in 1995. This 81% increase was due primarily to the introduction and sales of the Company's EasyPhoto Reader product. Total revenues increased by 7% from $3.0 million in 1993 to $3.2 million in 1994, due primarily to royalties generated from the licensing to Apple Computer on an exclusive basis of the Company's PhotoFlash software.

  Product revenues were $1.2 million, $0.7 million and $5.2 million, respectively, in 1993, 1994 and 1995, and represented 40.6%, 20.5% and 90.5%, respectively, of total revenues. Royalties and other revenues were $1.8 million, $2.5 million and $0.5 million, respectively, in 1993, 1994 and 1995, and represented 59.4%, 79.5% and 9.5%, respectively, of total revenues. The decrease in product revenues and the increase of royalty and other revenues in 1994 was due to the Company's relative focus on OEM licensing of its hardware and software products on a royalty basis during that year. The increase in product revenues in 1995 was due to the Company's introduction and sales of the EasyPhoto Reader product which is sold on a retail basis. The decrease in royalty and other revenues in 1995 was due to a decrease in royalties from Apple Computer for the PhotoFlash software and a decrease in royalties from the licensing of image acceleration hardware technology. Such royalty decreases were due primarily to the Company's focus on the EasyPhoto product line.

 COST OF PRODUCT REVENUES

  Cost of product revenues were $0.3 million, $0.2 million and $3.7 million, respectively, in 1993, 1994 and 1995, and, as a percentage of total revenues, were 9.3%, 5.6% and 64.5%, respectively. The increase in 1995 both in absolute dollars and as a percentage of total revenues, was due to the introduction of the EasyPhoto Reader product which included a relatively higher cost hardware component purchased from Primax.

 GROSS PROFIT

  Gross profit was approximately $2.7 million, $3.0 million and $2.1 million, respectively, for 1993, 1994 and 1995 and represented 90.7%, 94.4% and 35.5%, respectively, of total revenues. The large decrease in gross margin in 1995 was due to the Company's transition from being engaged primarily in the high margin OEM licensing business to providing lower margin hardware and software solutions primarily on a retail basis.

 RESEARCH AND DEVELOPMENT

  Research and development expenses for 1993, 1994 and 1995 were approximately $1.8 million, $2.1 million and $1.5 million, respectively, representing 61.8%, 65.7% and 25.8%, respectively, of total revenues. The increase in absolute dollars in 1994 was primarily due to initial costs incurred in the development of the EasyPhoto software environment. The decrease in research and development expenses in absolute dollars in 1995 as compared to 1994 was primarily due to a decrease in engineering headcount through attrition, combined with an increase in relative focus on marketing and selling expenses to support the release of the EasyPhoto Reader product. The Company believes that a significant level of research and development expenses will be required to be competitive in the future and intends to recruit additional engineering personnel in 1996. Accordingly, the Company expects that such expenses will increase.

 MARKETING AND SELLING

  Marketing and selling expenses for 1993, 1994 and 1995 were approximately $1.6 million, $2.0 million and $3.4 million, respectively, representing 53.8%, 61.9% and 58.4%, respectively, of total revenues. The increase in absolute dollars in 1995 was primarily due to initial and ongoing costs incurred for the Company's introduction of the EasyPhoto Reader product into the competitive retail market in the first quarter of 1995. The decrease in marketing and selling expenses as a percentage of total revenues from 1994 to 1995 was due primarily to increased total revenues. The Company believes that such expenses will increase in dollar amounts as the Company expands its sales and marketing staff.

 GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses were approximately $0.6 million in 1993, 1994 and 1995, and represented 20.9%, 19.6% and 10.9%, respectively of total revenues. The Company believes that such expenses will increase in dollar amounts as the Company expands its staffing and as the Company experiences higher costs associated with being a public company.

 IN-PROCESS RESEARCH AND DEVELOPMENT

  The Company acquired certain products of a consumer application software business in 1994 including certain in-process technology which resulted in a write-off of acquired in-process research and development. In 1995, the Company terminated rights to such technology and returned the assets.

 INTEREST INCOME, NET

  Interest income, net consists primarily of interest earned on cash equivalents and short-term investments. Interest income, net was approximately $0.1 million in 1993, 1994 and 1995 and represented 1.4%, 3.0% and 1.0% of total revenues, respectively. Interest income, net increased in 1994 as a result of the investment of funds received from the issuance of securities.

 PROVISION FOR INCOME TAXES

  No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1995. As of December 31, 1995, the Company has net operating loss carryforwards of approximately $5.1 million for federal income tax purposes, which can be used to reduce future taxable income. These net operating loss carryforwards begin to expire in 2007.

  The acquisition of Primax USA and certain technologies from Primax in March 1996 triggered an ownership change of greater than 50%, thereby limiting the potential benefits from utilization of tax carryforwards which totaled approximately $5.1 million at December 31, 1995. The annual limitation on the utilization of those carryforwards may range from $0.3 to $0.4 million.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1996 AND 1995

 REVENUES

  Product revenues increased from approximately $0.3 million for the three months ended March 31, 1995 to approximately $2.4 million for the three months ended March 31, 1996 due primarily to the introduction of the Company's EasyPhoto Reader product halfway through the first quarter of 1995 and higher relative unit sales of such product during the first quarter of 1996.

  Royalty and other revenues decreased from $0.4 million for the three months ended March 31, 1995 to $0.1 million for the three months ended March 31, 1996 primarily due to the Company's focus on the retail distribution of the EasyPhoto Reader product.

 COST OF PRODUCT REVENUES

  Cost of product revenues increased from $0.2 million for the three month period ended March 31, 1995 to $2.0 million for the three months ended March 31, 1996, as the Company incurred higher costs associated with higher unit sales of the EasyPhoto Reader product.

 GROSS PROFIT

  Gross profit was $0.5 million for each of the three months ended March 31, 1995 and March 31, 1996, respectively, representing 74.2% and 21.7%, respectively of total revenues for such periods. The large decrease in gross margin was due to the Company's transition from being engaged primarily in the high margin OEM licensing business to providing lower margin hardware and software solutions primarily on a retail basis. Additionally, during the first quarter of 1996, the Company recorded reserves in anticipation of a price reduction of its EasyPhoto Reader product and incurred lower margins on product lines acquired from Primax USA which the Company is in the process of phasing out.

 RESEARCH AND DEVELOPMENT

  Research and development expenses were $0.5 million for each of the three months ended March 31, 1995 and March 31, 1996. These expenses as a percentage of total revenues were 66.0% and 18.2%, respectively, during these periods.

 MARKETING AND SELLING

  Marketing and selling expenses increased from $0.6 million for the three months ended March 31, 1995 to $1.4 million for the three months ended March 31, 1996. These expenses as a percentage of total revenues were 90.7% and 55.4%, respectively, during these periods. The increase in these expenses in dollar amounts from the first quarter of 1995 to the first quarter of 1996 was primarily the result of incurring a full quarter of such expenses for the EasyPhoto Reader product in 1996 since this product was introduced midway through the first quarter of 1995.

 GENERAL AND ADMINISTRATIVE

  General and administrative expenses were $0.2 million for each of the three months ended March 31, 1995 and March 31, 1996. These expenses as a percentage of total revenues were 27.2% and 8.9%, respectively, during these periods. As part of the Primax acquisition transaction, the Company recorded $0.8 million of goodwill, which the Company plans to amortize over a four year period as part of its general and administrative expenses.

 IN-PROCESS RESEARCH AND DEVELOPMENT

  In March 1996, the Company acquired certain in-process photo scanner technologies from Primax in a transaction accounted for as a purchase. The Company recorded a one-time write-off of $5.0 million to acquired in-process research and development as a result of the acquisition.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents the Company's unaudited operating results for each of the five quarters in the period ended March 31, 1996 and the percentage relationship of certain items to revenue for the respective periods. The information has been derived from unaudited financial statements of the Company that have been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and, in the opinion of management, include all normal recurring adjustments that the Company considers necessary for a fair presentation of the interim periods when read in conjunction with the audited financial statements of the Company. The operating results are not necessarily indicative of the results for any future period.

                                                THREE MONTHS ENDED
                          -------------------------------------------------------------------
                          MARCH 31,  JUNE 30,  SEPTEMBER 30, DECEMBER 31,     MARCH 31,
                            1995       1995        1995          1995           1996
                          ---------  --------  ------------- ------------ -------------------
                                                                          ACTUAL    PRO FORMA
                                                                          -------   ---------
                                                    (UNAUDITED)
                                 (IN THOUSANDS, EXCEPT SHARE DATA AND PERCENTAGES)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenues:
 Product................   $  285     $1,257      $   795       $2,908    $ 2,435    $ 3,425
 Royalty and other......      405         56           51           37         94        206
                           ------     ------      -------       ------    -------    -------
 Total revenues.........      690      1,313          846        2,945      2,529      3,631
Cost of product
 revenues...............      178        896          576        2,085      1,981      2,745
                           ------     ------      -------       ------    -------    -------
Gross profit............      512        417          270          860        548        886
                           ------     ------      -------       ------    -------    -------
Operating expenses:
 Research and
  development...........      455        294          358          387        459        459
 Marketing and selling..      626        763          890        1,105      1,402      1,979
 General and
  administrative........      188        153          145          147        225        462
 In-process research and
  development...........      --         --           --           --       5,000        --
                           ------     ------      -------       ------    -------    -------
 Total operating
  expenses..............    1,269      1,210        1,393        1,639      7,086      2,900
                           ------     ------      -------       ------    -------    -------
Loss from operations....     (757)      (793)      (1,123)        (779)    (6,538)    (2,014)
Interest income, net....       16          9            8           23         19          3
                           ------     ------      -------       ------    -------    -------
Net loss................   $ (741)    $ (784)     $(1,115)      $ (756)   $(6,519)   $(2,011)
                           ======     ======      =======       ======    =======    =======
AS A PERCENTAGE OF TOTAL
 REVENUES:
Revenues:
 Product................     41.3%      95.7%        94.0%        98.7%      96.3%      94.3%
 Royalty and other......     58.7        4.3          6.0          1.3        3.7        5.7
                           ------     ------      -------       ------    -------    -------
 Total revenues.........    100.0      100.0        100.0        100.0      100.0      100.0
Cost of product
 revenues...............     25.8       68.2         68.1         70.8       78.3       75.6
                           ------     ------      -------       ------    -------    -------
Gross profit............     74.2       31.8         31.9         29.2       21.7       24.4
                           ------     ------      -------       ------    -------    -------
Operating expenses:
 Research and
  development...........     66.0       22.4         42.3         13.1       18.2       12.6
 Marketing and selling..     90.7       58.1        105.2         37.5       55.4       54.5
 General and
  administrative........     27.2       11.7         17.1          5.0        8.9       12.8
 In-process research and
  development...........      --         --           --           --       197.7        --
                           ------     ------      -------       ------    -------    -------
 Total operating
  expenses..............    183.9       92.2        164.6         55.6      280.2       79.9
                           ------     ------      -------       ------    -------    -------
Loss from operations....   (109.7)     (60.4)      (132.7)       (26.4)    (258.5)     (55.5)
Interest income, net....      2.3        0.7          0.9          0.7        0.7        0.1
                           ------     ------      -------       ------    -------    -------
Net loss................   (107.4)%    (59.7)%     (131.8)%      (25.7)%   (257.8)%    (55.4)%
                           ======     ======      =======       ======    =======    =======

  The Company has experienced seasonality in its operating results, with the fourth quarter typically having the highest total revenues in any year. The Company believes that the seasonality of its revenues results primarily from the purchasing habits of consumers and the timing of the Company's fiscal year end. The Company currently believes that these patterns will continue.

  The Company's product revenues declined from the second quarter of 1995 to the third quarter of 1995 due to larger orders received from two large retail accounts as initial purchases from such accounts in June 1995 and lower volume of product revenues in the third quarter of 1995 due to seasonality.

  Cost of product revenues increased as a percentage of total revenues from the fourth quarter of 1995 to the first quarter of 1996 mainly due to reserves for price protection recorded against revenues for the first quarter of 1996 in anticipation of a price reduction of its EasyPhoto Reader product. During the first quarter of 1996, the Company also incurred lower margins on product lines acquired from Primax USA which the Company is in the process of phasing out.

  General and administrative expenses increased in dollar amounts from the fourth quarter of 1995 to the first quarter of 1996 as a result of the inclusion of Primax USA administrative personnel at the end of the first quarter of 1996. The pro forma general and administrative expenses for the first quarter of 1996 are higher also due to the cost of a lease for an additional facility which was assumed as part of the Primax transaction.

  The Company has experienced and will continue to experience significant fluctuations in revenues and operating results from quarter to quarter and from year to year due to a combination of factors, many of which are outside of the Company's direct control. These factors include development of consumer demand for digital photos on PCs in general and for the Company's products in particular, the Company's success in developing, introducing and shipping new products and product enhancements in a timely manner, the purchasing patterns and potential product returns from the Company's retail distribution, reduced revenue due to price protection granted to distributors, the performance of the Company's contract manufacturers and component suppliers, the Company's ability to respond to new product introductions and price reductions by its competitors, the timing, cancellation or rescheduling of significant orders from OEMs or distributors, the availability of key components and changes in the cost of materials for the Company's products, the Company's ability to attract, retain and motivate qualified personnel, the timing and amount of research and development, marketing and selling, general and administrative expenditures, and general economic conditions. Revenues and operating results in any quarter depend on the volume, timing and ability to fulfill customer orders, the receipt of which is difficult to forecast. A significant portion of the Company's operating expenses is relatively fixed in advance, based in large part on the Company's forecasts of future sales. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the Company's operating results will be magnified by the Company's inability to adjust operating expenses in the short term to compensate for such shortfall. Accordingly, any significant shortfall in revenues relative to the Company's expectations would have an immediate material adverse impact on the Company's operating results and financial condition. The Company may also be required to reduce prices in response to competition or increase spending to pursue new product or market opportunities. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs in order to maintain profit margins and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its working capital and capital expenditure requirements primarily through the private sale of equity securities totalling approximately $11.2 million and cash generated from operations in 1993. In 1994, 1995 and for the three months ended March 31, 1996, approximately $2.8 million, $3.9 million and $0.6 million, respectively, of cash was used in operations. The cash generated during 1993 was used to support the Company's working capital requirements.

  In 1993 and 1994, the Company's investing activities used cash of approximately $277,000 and $943,000, respectively. In 1995, the Company generated cash from investing activities of approximately $1.6 million. In the first three months ended March 31, 1996, the Company's investing activities used cash of approximately $582,000. The Company's investing activities consisted primarily of purchases of property and equipment and purchases and sales of short-term investments. As of March 31, 1996, the Company's principal commitments consisted primarily of a lease line of credit for equipment and leases for office facilities. See Note 9 of Notes to the Company's Consolidated Financial Statements.

  To date, the Company has not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk. The Company expects that, in the future, cash in excess of current requirements will be invested in investment grade, interest-bearing securities.

  As of March 31, 1996, the Company had $1.6 million in cash, cash equivalents and short-term investments. On May 16, 1996, the Company entered into a loan and security agreement for a $3.5 million revolving line of credit and a $6.5 million accounts receivable line of credit. Borrowings under the accounts receivable line of credit are limited to the sum of 80% of eligible domestic non-distributor accounts receivable and 70% of eligible domestic distributor accounts receivable. The lines of credit are secured by the assets of the Company. All obligations up to an amount of $3.5 million under the revolving line of credit are guaranteed by Primax. See Note 9 of Notes to the Company's Consolidated Financial Statements.

  The Company believes that the net proceeds from the offering, existing cash balances, the bank line of credit and funds generated from operations will be sufficient to meet the Company's capital and operating requirements for the next 12 months. Although operating activities may provide cash in certain periods, to the extent that the Company experiences growth in the future, the Company anticipates that its operating and investing activities may use cash. Consequently, any such growth may require the Company to obtain additional equity or debt financing. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, the Company from time to time evaluates potential acquisitions of businesses, products and technologies and may in the future require additional equity or debt financings to consummate such potential acquisitions.

                                   BUSINESS

OVERVIEW

  Storm Primax, Inc. ("Storm" or the "Company") is a leading provider of digital photo solutions which enable consumers and small businesses to input, store, organize, enhance and use photos easily on their personal computers ("PCs"). The Company's vision is to empower consumers to use digital photos to create more personal, memorable and effective communications. The Company believes that the $16 billion chemical photography market is evolving to a market which will increasingly include digital photos. This transition, coupled with the recent proliferation of powerful multimedia home PCs, is leading to the emergence of digital photos as a new and rapidly growing product category for consumers. To capitalize on this emerging market opportunity, Storm develops and markets software-differentiated, consumer-branded products which are easy to use, result in high image quality and provide consumers and small businesses with a comprehensive digital photo solution.

INDUSTRY BACKGROUND

  Photographs empower people to communicate in a more personal, memorable and effective way. While graphics professionals have utilized digital photos for years, consumer usage has been limited due to the complexity, expense and high end hardware requirements. However, the ability to utilize digital photos is now becoming available to consumers as advances in digital technology, such as PCs, software, related input and output devices and the Internet, are becoming increasingly prevalent. The Company believes that this use of photos on computers represents the early stages of an evolution from a purely chemical-based photography market to a market which will increasingly include digital photos.

  According to Link Resources, U.S. households own more than 40 million PCs and more than 35% of U.S. homes have at least one PC. The increasing penetration of PCs into the home market has led to a significant increase in the demand for add-on peripherals and software which increase the functionality of a PC. For example, CD-ROM drives have facilitated increased educational and entertainment value, modems have become virtually standard given the increasing significance of Internet or on-line service access, and inkjet printers have enabled high quality black-and-white or color output at a low cost. In addition, consumers, are searching for compelling new software applications for their PCs beyond word processing, personal finance and games, due in part to their significant investment in PCs and peripherals.

  The Company believes that the emergence of digital photos as a new and rapidly growing product category for consumers has been driven in large part by the convergence of these trends, and more specifically, by a number of important technological developments. These developments include:

  . The availability of low cost, photo-capable color inkjet printers, enabling printing of high quality photos on regular bond paper and near magazine quality photographic output on more expensive coated paper.

  . The proliferation of 486 and Pentium class PCs, providing the computer power necessary to process digital photos in typical sizes and quality.

  . The availability of more affordable and greater storage capacity which, combined with JPEG image compression technology, has enhanced the ability of standard PCs to store and manipulate photos. Hundreds or even thousands of photos can now be stored on a typical hard disk.

  . The rapid growth of the Internet and the proliferation of graphically-oriented Web browsers, which have led to the presence of thousands of photos on Web sites.

  . The availability of photo-capable software incorporating Microsoft's Object Linking and Embedding (OLE) standard, enabling different software applications such as word processors and family-oriented software programs to include photos.

  While these advances in technology have led to increasing availability of photo-ready PCs, until recently, the use of photos on PCs has been limited, primarily due to the shortcomings of digital photo peripherals and software. The devices for reading photos into computers, such as photo CDs and scanners, generally have been very expensive and difficult to use. These devices also generally have involved long processing times or have not produced high quality images. Digital cameras, which potentially may provide the most efficient and effective means for the creation and reading of digital photos, presently are too costly, have capacity and quality shortcomings and require changes in consumer behavior that are not likely to occur quickly. The software environments for utilizing digital photos often have been expensive, complex or difficult to use because of either their orientation toward professional users or their focus on other applications such as image editing or page layout. Some existing software applications, such as genealogy charts, personal calendars or greeting cards, allow for the use of digital photos. However, these applications have not been optimized for photo usage, with limited tools for organization, enhancement and integration of digital photos.

STORM SOLUTION

  Storm's software-differentiated, consumer-branded family of products provides a high quality, easy to use and comprehensive solution for the use of digital photos on a personal computer at affordable prices. The Company's first digital photo scanner product, the EasyPhoto Reader, made it possible for a personal computer user to turn an existing snapshot print into a useful digital photo. The following diagram illustrates the operation of the EasyPhoto Reader product, which was introduced in 1995:

                              [DIGITIZED ARTWORK]

[Photo of        [Photo of           [Photo of              [Photo of
Letter]          Scanner]            Computer Screen]       Letter]

Begin by         The EasyPhoto        Drag and drop          Print out a great
typing an        Reader plugs         your photo             looking document
ordinary         directly into        anywhere with          with sharper,
letter,          your computer (no    EasyPhoto              true color
invitation,      boards to            software               results.
flyer, etc. on   install) and lets    (included).
your computer    you add your
using any of     photos quickly
your regular     with the push of
programs.        a button.

  Storm's products provide easy to install and easy to operate methods to input standard chemical-based photos into a PC, high quality resolution for viewing and printing photos, automatic compression of stored photos to save disk space, easy to use tools to retrieve, organize, edit and enhance the photos in the computer and drag and drop capability to place photos into virtually any document. For example, consumers are using the Company's products to share photo memories with family and friends through family trees, personal letters and greeting cards, and real estate brokerage and service companies are using the EasyPhoto Reader to include digital photos in their marketing and sales brochures and flyers.

  The Company believes that the advanced functionality, ease of use and competitive differentiation of its EasyPhoto products are driven by the following key technological advantages:

  . Advanced OLE Capabilities: The EasyPhoto software environment is designed to capitalize on Microsoft's OLE image handling standard to facilitate using photos with other applications and to improve image quality.

  . Virtual Memory: The Company's unique image-oriented virtual memory technology substantially reduces the processing and storage requirements associated with digital images; this results in faster photo viewing and manipulation while enabling consumers to enjoy advanced digital photo functionality using consumer-oriented PC configurations, such as 486 class computers with only 8 megabytes (MB) of random access memory
     (RAM).

  . Advanced Photo Database Functionality: Central to the EasyPhoto software environment is a fully-featured database with visual photo access which is optimized for image management and retrieval.

  . Imaging Algorithms: The EasyPhoto environment incorporates a number of easy to use image enhancement tools based on sophisticated imaging algorithms, such as the ability to quickly remove scratches and eliminate "red eye" from flash photographs.

  . Photo Scanner Technology and Software Integration: The Company's photo scanner technology enables high quality, cost effective photo input in a small form factor. The Company adds additional value to its photo scanners by tightly integrating them with its EasyPhoto software environment and photo-centric applications resulting in powerful yet easy to use photo input solutions.

  Storm offers its products through mass market distribution channels at affordable consumer-oriented price levels. The Company's products are designed to operate with the most popular consumer and small business operating systems, including Windows 3.1, Windows 95 and Macintosh, and with most word processors, presentation packages, drawing and publishing programs and home creativity programs. The Company's products are designed to enable consumers to realize the benefits of digital photography immediately without changing their current film purchasing, photo taking and photo processing behavior.

STRATEGY

  The Company's objective is to become the leading provider of digital photo input and software solutions for consumers and small businesses. The Company's strategy is focused on (i) making its EasyPhoto software environment the de facto standard for organizing and storing digital photos on PCs, (ii) developing and marketing high quality, easy to use, affordable photo input solutions that are tightly integrated with its EasyPhoto software environment, and (iii) distributing photo-centric applications that further enhance the value of its photo input products. The Company expects to extend its competitive advantage in these product categories through technology leadership, strategic partnerships, brand marketing and worldwide retail and OEM distribution. Key elements of the Company's strategy are:

 ESTABLISH EASYPHOTO AS A LEADING CONSUMER BRAND FOR THE DIGITAL PHOTO MARKET

  Extensive consumer market research by the Company has consistently identified ease of use and high quality at affordable prices as the compelling consumer needs that must be addressed in order to expand consumers' use of digital photos. The Company's EasyPhoto brand is designed to address these needs and is supported by innovative technology, consumer friendly products, creative end-user marketing and competitive price performance. The Company believes that it can achieve increased consumer recognition by extending EasyPhoto branding throughout the Company's retail product offerings and enabling OEMs to proliferate the EasyPhoto branded software environment.

 ESTABLISH EASYPHOTO SOFTWARE AS THE LEADING SOFTWARE ENVIRONMENT FOR DIGITAL PHOTOS

  EasyPhoto was designed with an open architecture using industry standards such as the JPEG image compression file format, Microsoft OLE for utilizing photos in other applications, and TWAIN for input of photos from all industry standard scanning devices. By continually improving and widely proliferating an open environment for digital photos, the Company intends EasyPhoto to become the de facto standard for enabling consumers to input, organize, store, enhance and use photos on PCs.

 ENHANCE ITS LEADING LINE OF PHOTO SCANNERS TO ADDRESS ADDITIONAL CUSTOMER
NEEDS

  The Company is presently the leading provider, through retail distribution and OEM partnerships, of photo-oriented scanners targeted at the consumer and small business markets. Leveraging its expertise in digital imaging hardware in addition to its core software technology, the Company is continuing to enhance its Easy Photo scanner line to address additional customer demands, such as a preference for a photo reading device installed inside the computer, a need to scan larger sized photos and continuous improvement in price performance. The Company expects its future photo scanners to offer extended functionality and lower prices through the use of large scale integrated circuits, an integrated subassembly for optics and economies of scale.

 MARKET A LINE OF PHOTO-CENTRIC SOFTWARE APPLICATIONS

  The Company intends to capitalize on its unique technological expertise in both imaging hardware and software by developing and marketing value-added application software that enables consumers to use digital photos in imaginative and persuasive ways. The Company also currently plans to distribute third party photo-centric applications to its customers. Such applications are intended to increase the Company's profit margin and expand the consumer market for digital photos.

 LEVERAGE STRATEGIC PARTNERSHIPS

  The Company intends to use strategic partnerships in the following key areas:

  . Manufacturing. The Company's strategy is to utilize strategic partnerships to manufacture its products with the highest quality at the lowest possible cost. The Company presently maintains a strategic relationship with Primax in Taiwan. The Company intends to develop a relationship with a second source strategic manufacturing partner during 1997 to ensure cost leadership, sufficient capacity, and product quality.

  . Digital camera development. The Company intends to participate in the emerging digital camera market through third party strategic partnerships. An existing alliance involves customizing EasyPhoto software for use with digital cameras from Epson.

  . Distribution. The Company believes that broadening the distribution of its products through strategic alliances with a variety of companies within the computer industry is a key element in establishing its products as market leaders and its EasyPhoto software environment as an industry standard. The Company has recently established an OEM arrangement with HP for the incorporation of the Company's PhotoDrives into certain models of HP's Pavilion line of computers, as well as with Polaroid for a private label external photo reader device. The Company's EasyPhoto software is distributed broadly by numerous partners, including HP and Acer with their home PCs, Polaroid and Nikon Inc. ("Nikon") with select scanner products, Epson both with its digital cameras and in 1996 as part of an Epson Color Stylus inkjet printer promotion, and Intel to its motherboard customers. In addition, the Company has entered into a beta agreement for the bundling of its EasyPhoto software with Netscape's Navigator Gold Internet product and expects to enter into a full distribution agreement for such product with Netscape in the near future.

 ENSURE PRODUCTIVE RETAIL DISTRIBUTION ON A WORLDWIDE BASIS

  The Company intends to enable its end user customers to purchase its products as easily and conveniently as possible through a broad array of retail outlets, catalogs and alternative channels, provided that such outlets are cost effective based on sell-through of the Company's products. The Company's products are presently sold by most of the leading retailers of computer products in the United States, including Best Buy, Circuit City, CompUSA Inc. ("CompUSA"), Computer City, Egghead Inc. ("Egghead Software"), Fry's Electronics, Good Guys Inc. ("Good Guys"), OfficeMax Inc. ("OfficeMax"), Staples Inc. ("Staples") and others. In addition, the Company's retail distribution includes on-line companies (such as America Online) and Internet stores, mail order catalogs and direct consumer order fulfillment. Distribution partnerships with Primax for Asia-Pacific distribution and Primax Electronics International B.V. ("Primax International") for European distribution provide the Company with an established channel to access key international markets.

PRODUCTS

  The Company's products span the following categories of the digital photo market: photo software environment, photo input solutions and photo-centric application software. The products currently expected to be offered by Storm by the end of 1996 are as shown in the following table:

                                               PRIMARY
                                             DISTRIBUTION TARGET RETAIL    FIRST SHIPMENT
 PRODUCT CATEGORY/NAME      DESCRIPTION        CHANNEL    STREET PRICE        DATE(S)
 ---------------------      -----------      ------------ -------------    --------------
 1. PHOTO SOFTWARE ENVIRONMENT
    EasyPhoto           Software environment     OEM           N/A      Version 1.0 February
                        and core technology                             1995 Version 2.0
                        to input, store,                                October 1995
                        organize, enhance
                        and use digital
                        photos; includes
                        localized foreign
                        language versions

 2. PHOTO INPUT SOLUTIONS*
    EasyPhoto Reader    External photo          Retail        $199      Version 1.0 February
                        reader (up to 5 in.                             1995 Version 2.0
                        x 7 in. photos)                                 October 1995

    EasyPhoto           External large form     Retail        $299      Version 1.0 June
    SmartPage           factor                                          1996
                        photo/document
                        reader (up to 8 1/2 in.
                        x 14 in.)

    EasyPhoto Drive     Internal photo          Retail        $199      Version 1.0 expected
                        reader (up to 5 in.                             in third quarter of
                        x 7 in. photo)                                  1996

    PhotoDrives (OEM)   Internal photo           OEM           N/A      April 1996
                        readers (up to 5 in.
                        x 7 in. photo) designed
                        to be incorporated
                        into 5 1/4 in. PC drive
                        bays

    PhotoReaders (OEM)  External photo           OEM           N/A      January 1996
                        readers (up to 5 in.
                        x 7 in. photo) with
                        unique industrial
                        designs for specific
                        OEMs

 3. PHOTO-CENTRIC APPLICATION SOFTWARE
    EasyPhoto Phone     Software application    OEM or         N/A      Expected in third
                        to share photos over    bundled with            quarter of 1996
                        telephone lines         EasyPhoto
                                                branded
                                                photo
                                                scanners

    EasyPhoto           Software application    OEM or         N/A      Expected in fourth
    DesignWorks         to enable page          bundled with            quarter of 1996
                        layout and use of       EasyPhoto
                        text and sound for      branded
                        photo-based projects    photo
                        to send on-line or      scanners
                        print out

- --------
 * Photo Input Solutions generally are bundled with the EasyPhoto Software Environment


 EASYPHOTO SOFTWARE ENVIRONMENT

  The EasyPhoto software environment provides a user friendly, easy to install environment for consumers to input, organize, store, enhance and use photos on their PCs. EasyPhoto enables users to build galleries of photos using a familiar film strip metaphor for display and to perform photo adjustment and improvement functions such as editing, cropping and resizing of photos. In addition to being integrated with the Company's own line of photo scanners, EasyPhoto software has been distributed broadly through OEM partners, including HP, Acer, Epson, Polaroid and Nikon in conjunction with PCs, scanners, printers and digital cameras.

  EasyPhoto creates a powerfully simple "digital shoebox" for photos, utilizing the following key elements of the Company's technology:

    ADVANCED OLE CAPABILITIES: EasyPhoto is designed to capitalize on Microsoft's OLE standard to facilitate using photos with other applications. The Company believes that EasyPhoto is one of the most fully-featured OLE servers available today, enabling users to "drag and drop" images into text documents, resize and manipulate the images and, in certain applications, to retain control over printing and adjustment of the photo within the third party software application.

    VIRTUAL MEMORY: The Company's proprietary virtual memory technology substantially reduces the processing and storage requirements associated with digital images, enabling consumers to enjoy advanced digital photo functionality using consumer-oriented PC configurations, such as 486 class computers with only 8 MB of RAM. The Company's unique "tiling" system, which breaks images into large, independent sectors rather than numerous linear strips, dramatically increases the speed with which images can be manipulated on screen, without degrading image quality. In addition, the Company's image compression technology minimizes the amount of memory dedicated to image storage and limits time consuming hard disk access.

    ADVANCED PHOTO DATABASE FUNCTIONALITY: Central to the EasyPhoto software environment is a fully-featured database with visual photo access which is optimized for image management and retrieval. The database is organized around a film strip metaphor and allows users to organize and find images by visual content, subject or caption text. In addition, the photo database is designed to store compressed "thumbnail" copies of digital images in multiple film strips without duplicating the full images, thereby reducing storage requirements and increasing overall speed.

    IMAGING ALGORITHMS: The EasyPhoto environment incorporates a number of easy-to-use image enhancement tools based on sophisticated imaging algorithms. EasyPhoto's "magic filter" tools automatically detect and digitally correct surface flaws such as scratches in the input image and enable users to correct "red eye" in flash photographs. EasyPhoto's ClearScan technology offers unique algorithms to identify and automatically brighten dark areas. Finally, EasyPhoto's ClearPrint technology utilizes intelligence regarding the capabilities of various output devices to optimize the printed image.

  EasyPhoto is now available in five languages, and the Company estimates that it has an installed base of over 700,000 units as of May 31, 1996. The EasyPhoto software, bundled with the EasyPhoto Reader, won a 1995 Software Publishing Association (Codie) award for Best Product Launch.

 EASYPHOTO READER

  In February 1995, the Company introduced the EasyPhoto Reader, which was the first consumer-oriented photo scanner designed specifically to read photo prints of up to 5 in. x 7 in. into a personal computer. Smaller than a standard mousepad, the device was designed specifically with the consumer in mind to occupy limited desk space. Installation is easy, with no interface boards required. The device plugs directly into the parallel port of a computer with a pass-through connector that enables printers to utilize the same port. The EasyPhoto Reader includes a motorized feeder and photo guides to read photos automatically at the push of a single button and to ensure consistently high quality. It also reads over 16.7 million colors and its standard hardware resolution, compatible with typical consumer output devices, is set at 200 dots per inch (dpi), with software interpolation enabling resolutions of up to 1200 dpi. The Company presently believes the EasyPhoto Reader to be the highest quality, easiest to use photo scanning device at its present target street price of $199.

 EASYPHOTO SMARTPAGE

  The EasyPhoto SmartPage is a full-page, sheetfed color scanner capable of scanning wallet-sized to full-page photos and documents (up to 8 1/2 in. x 14 in.). While alternative products exist in the larger size sheetfed category, the EasyPhoto SmartPage is uniquely positioned beyond the capabilities of text-based document scanners toward the more demanding requirements of color rich photo-centric usage. The initial version of the EasyPhoto SmartPage, which began shipping in June 1996, uses a plug-and-play interface board to scan photos at 300 dpi resolution, with software interpolation enabling resolutions of up to 1200 dpi as with the EasyPhoto Reader. The product's automatic document feeder handles up to 10 pages at a time to scan multiple photos or documents with no intervention required. Documents, which may include a combination of photos, text and graphics, may be stored either in bitmapped form for applications such as electronic faxing or in text form for use in computer data files via the bundled OCR software from TextBridge. The
EasyPhoto SmartPage is sold at a targeted street price of $299. The EasyPhoto SmartPage hardware is presently purchased on an OEM basis from a third party.

 EASYPHOTO DRIVE

  The EasyPhoto Drive performs the same photo reading functions as the EasyPhoto Reader but is embedded within a 5 1/4 in. drive bay of a PC, permitting consumers to incorporate photo reading capabilities inside their PCs rather than having to utilize an external device. A unique feature of the EasyPhoto Drive is the automatic nature of the photo scanning process. Simply inserting a photo into the EasyPhoto Drive launches the EasyPhoto software on the PC and scans the photo into the computer, displaying the scan on the screen in real time as it is completed. The photo is then available for manipulation, storage, organization and retrieval through the EasyPhoto software environment. The EasyPhoto Drive is scheduled for release in the third quarter of 1996 at a targeted street price of $199. The EasyPhoto Drive is capable of up to a 400 dpi hardware resolution and 1200 dpi effective resolution through software interpolation. The product includes an ISA interface board to be installed with the drive.

 PHOTODRIVE (OEM)

  The PhotoDrive product first began shipping in April 1996 and is an OEM-only version of the EasyPhoto Drive with equivalent specifications and capabilities. Through October 1996, HP is the exclusive OEM of the PhotoDrive product and bundles it with certain models of the HP Pavilion line of PCs. The PhotoDrive is generally offered to OEM personal computer suppliers with a customized front bezel in order to integrate seamlessly into the supplier's personal computer casing from a design perspective. The Company intends to expand distribution of its PhotoDrive product to additional OEM's once the exclusivity period offered to HP has elapsed.

 PHOTO READER (OEM)

  The Company also sells custom industrial design photo readers on an OEM basis. The first such OEM is Polaroid with its PhotoPad product. The Company's OEM distribution of its Photo Reader products is intended, in part, to address certain non-consumer markets to which the Company does not directly market its retail products, such as vertical markets in real estate, construction or insurance.

 PHOTO-CENTRIC APPLICATION SOFTWARE

  While the EasyPhoto software environment enables organization of digital photos, photo-centric application software enables the consumer to use digital photos in interesting and creative ways. The Company expects such applications to be developed both internally and by third parties for marketing and distribution by the Company. The Company's first two such applications are EasyPhoto Phone and EasyPhoto DesignWorks. EasyPhoto Phone, currently targeted for release in the third quarter of 1996, was originally developed by Intel and enables easy sharing of photos over normal analog phone lines, with simultaneous voice in the event that digital simultaneous voice and data
(DSVD) modems are available. EasyPhoto DesignWorks, developed by the Company and currently targeted for release in the fourth quarter of 1996 enables page layout and use of the text and sound to create photo-based projects such as photo albums, vacation scrapbooks, organization charts and insurance inventories to send on line, display on screen or print. Both EasyPhoto Phone and EasyPhoto DesignWorks will be tightly integrated with the EasyPhoto software environment through its embedded OLE capabilities, and will be distributed by the Company with EasyPhoto scanners and on an OEM basis through PC providers.

 PRODUCT WARRANTY

  The Company's products are sold with a 30-day money-back guarantee directly from the Company (in addition to any return policies available from the retailer) as well as a 12-month hardware warranty.

MARKETING AND SALES

  The Company pursues a two-pronged approach to marketing and sales. The first focuses on aftermarket sales to existing PC users through leading computer retail channels. Sales are promoted in this category through proactive consumer marketing efforts designed to increase end user awareness of and demand for EasyPhoto products. The second focuses on establishing OEM relationships with leading personal computer manufacturers which distribute the Company's products pre-installed in new PCs. Strategic marketing alliances with a variety of select companies within the computer industry serve to further broaden the distribution channel for the Company's products and to establish the EasyPhoto brand.

 MARKETING

  The Company's marketing group is responsible for positioning and promoting the Company's products on a worldwide basis. It employs a variety of consumer marketing techniques to broaden end-user awareness of and demand for EasyPhoto products. First among these is its effort to generate broad-based press coverage, including in part product reviews, application stories, and visual product demonstrations in trade and consumer media. A small sampling of past press coverage encompasses such publications and media as wide ranging as the Wall Street Journal, The Today Show, CNN, PC Magazine, MacWorld, Family PC, Brides Magazine and Rolling Stone. The Company estimates that it has generated over 150 million press exposures for EasyPhoto products in the first quarter of 1996 based upon subscription and viewer data reported by the media providers.

  While press coverage has been an essential component in building demand for its EasyPhoto products, additional key elements include consumer advertising, sampling, direct marketing, retail promotions and trade show participation. The Company also seeks to reach a wide array of consumers through its web site located at http://www.easyphoto.com/storm/ (information contained in the Company's web site shall not be deemed part of this prospectus).

  As is common practice in the industry, in the event of a price decrease the Company generally gives its distributors and resellers credit equal to the difference between the price originally paid and the new price on units remaining in the customers' inventories on the date of the price decrease. When a price decrease is anticipated, the Company establishes reserves for amounts estimated to be reimbursed to qualifying customers. In addition, resellers and distributors generally have the right to return excess inventory within specified time periods. See "Risk Factors--Distribution Risks" for a discussion of certain risks relating to the Company's products.

 STRATEGIC MARKETING ALLIANCES

  The Company believes that broadening the awareness and distribution of its products through strategic alliances with a variety of companies within the computer industry is an important element in establishing its products as market leaders and its EasyPhoto software as an industry standard. The Company has recently established an OEM arrangement with HP for the incorporation of the

Company's PhotoDrives into certain models of HP's Pavilion line of home computers, as well as with Polaroid for a private label external photo reader device. The Company's EasyPhoto software is distributed broadly by numerous partners, including HP and Acer with their home PCs, Polaroid and Nikon with select scanner products, Epson both with its digital cameras and in 1996 as part of an Epson Color Stylus inkjet printer promotion. The Company has entered into an agreement with Intel Corp. ("Intel") providing for the distribution of the Company's EasyPhoto software environment by Intel to its motherboard customers. In addition, the Company has entered into a beta agreement for the bundling of its EasyPhoto software with Netscape's Navigator Gold Internet product and expects to enter into a full distribution agreement for such product with Netscape in the near future.

 RETAIL DISTRIBUTION

  Retail distribution for the Company's products includes computer superstores, consumer electronic superstores, office supply superstores, and specialty computer stores. In addition, the Company's retail distribution includes on-line companies (such as America Online) and Internet stores, mail order catalogs and direct consumer order fulfillment. The Company's products are sold through many of the leading retailers of computer products in North America, including the following retail chains and catalogs:

                        RETAIL CHAINS                                       CATALOGS
- -------------------------------------------------------------------    -------------------
Best Buy            Fry's Electronics      OfficeMax                   MicroWarehouse
Circuit City        Future Shop Ltd.       Price/Costco Inc.           MidWest Micro
CompUSA             Incredible Universe    Staples                     Multiple Zoner
Computer City       Media Play             The Good Guys               PC Connection, Inc.
Egghead Software    MicroCenter            Tops Appliance City, Inc.   Tiger Direct Inc.
Elek-Tek, Inc.      Nobody Beats the Wiz   Ultimate Electronics Inc.

  The Company also has distribution relationships with top North American distributors, including Ingram Micro, Ingram Micro Canada and D&H Distributing Co. These relationships are key to supplying the Company's products to smaller regional, local, and independent computer resellers and VARs.

 CUSTOMER CONCENTRATION

  Historically, a relatively small number of customers have accounted for a significant percentage of the Company's total revenues, and the Company expects that it will continue to experience significant customer concentration for the foreseeable future. In 1993, sales to Radius accounted for 59% of total revenues; in 1994, sales to Apple Computer and Radius accounted for 41% and 39%, respectively, of total revenues; in 1995, sales to Circuit City and Best Buy accounted for 27% and 11%, respectively, of total revenues; and in the three months ended March 31, 1996, sales to America Online, Best Buy and Ingram Micro accounted for 49%, 17% and 15%, respectively, of total revenues. The Company does not expect that these customer percentages for the first quarter of 1996 will necessarily be representative of customer concentration for the full year or any future period. In particular, the high percentage of sales to America Online resulted from a promotional program during the period. There can be no assurance that such customers or any other customers will in the future continue to license or purchase products or services from the Company at levels that equal or exceed those of prior periods, if at all.

 INTERNATIONAL

  The Company entered into international distribution agreements dated as of February 29, 1996 with Primax, and Primax International, a wholly-owned subsidiary of Primax, for the exclusive distribution of certain products in Japan (OEM customers only), Taiwan, Korea, Hong Kong, China, India, ASEAN countries (Singapore, Philippines, Thailand, Malaysia, Vietnam and Indonesia) and Europe and nonexclusive distribution in Australia, New Zealand, the Middle East and Africa. Subject to certain other terms and conditions, the Company granted Primax and Primax International the right to distribute in their respective territories certain of the Company's image scanning products and technology. Primax and Primax International's exclusive distribution rights are subject to certain quotas. Upon failure to meet such quotas, their respective exclusive distribution licenses will convert to nonexclusive licenses.

COMPETITION

  The market for the Company's products is a relatively new and emerging market. Although the Company currently competes directly with a relatively small number of competitors, it faces indirect competition from a number of sources and expects to experience increased competition in the future. One source of potential future competition may arise from a group of established manufacturers of text-oriented scanners such as Logitech, Microtek, Mustek, PlusTek, UMAX and Visioneer. These manufacturers may leverage their existing scanning technology in the future in an attempt to produce digital photo devices that more directly compete with those of the Company. A second source of potential future competition may arise from other current significant participants in the digital photo market. Certain companies, including Epson, Kodak and Polaroid, have shipped or indicated an intention to ship photo input devices. Other companies, including HP, may choose to broaden their product mix to include small or large sized sheetfed scanners which are targeted toward consumers and directly compete with those offered by the Company. A third category of competition pertains to the Company's EasyPhoto software environment and application products. Such competition in this category may emanate from developers of photo-oriented software such as Adobe, Fractal Design, Microsoft, and a significant number of small companies now developing photo-centric software. This latter group of companies may in the future compete with the Company by developing advanced software capabilities to be offered on a stand alone basis, bundled with hardware, or integrated as part of an operating system. The Company believes that as the digital photo market evolves, it will face competition from one, if not all, of these sources.

  Many of the Company's potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements, withstand significant price decreases or devote greater resources to the development, promotion, sale and support of their products than the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, operating results and financial condition.

  The Company believes that the principal competitive factors in its market are integration of hardware and software design, ease of use, product performance, feature functionality and reliability, price, availability of third-party applications, timeliness of new product introductions, service, support and size of installed base, as well as ability to enter into successful strategic marketing alliances. Although the Company believes that it is competitive with respect to most of these factors, there can be no assurance that it will remain competitive in the future.

MANUFACTURING

  The Company and Primax entered into a Manufacturing and Purchase Agreement dated as of February 24, 1996 ("Manufacturing Agreement"), which provides that, among other rights and obligations, Primax is the exclusive manufacturer of certain of the Company's photo scanner products for at a minimum 85% of its unit volume. In addition to Primax's manufacturing obligations, Primax will in certain circumstances deliver products it manufactures directly to the Company's international and OEM customers. The Company will pay Primax directly for all retail products. With regard to shipments to the Company's OEM customers, Primax will receive payments directly from the customers then forward a portion of such payment to the Company as a royalty.

  The Company expects that it will continue to rely in the foreseeable future on Primax for a majority of its manufacturing needs, including materials' procurement, assembly, system integration, testing and quality assurance. There can be no assurance that Primax will be able to meet the Company's requirements for quality manufactured products at competitive prices. Any inability to obtain hardware components at competitive prices from Primax or to increase manufacturing capacity from Primax as required could have a material adverse effect on the Company's business, results of operations and financial condition. The Company has the right to obtain an alternative manufacturing source if Primax is unable to provide competitive pricing, quality or availability. However, there can be no assurance that the Company will be able to obtain such alternative manufacturing source on favorable terms, if at all. Moreover, commencement of production of products at new facilities involves certain start-up risks and delays, such as those associated with the procurement of materials and training of production personnel.

  In addition, the Company is dependent on sole or limited source suppliers for certain key components used in its products manufactured by Primax. These key components include an ASIC within the EasyPhoto Reader product which is currently available only from Epson. There can be no assurance that these suppliers will be able to meet the Company's requirements for these components. If Primax were unable to obtain sufficient supplies or develop alternative sources of these components in the future, the resultant shortage could have a material adverse impact on the Company's results of operations.

PRODUCT DEVELOPMENT

  The Company's research and development team is located at the Company's headquarters in Mountain View, California, and, as of May 31, 1996, employed 18 software and hardware design engineers, technicians and support staff. The primary activities of these employees are new product development, enhancement of existing products, product testing and technical documentation development.

  A principal focus of the Company's development activities is to integrate its hardware and software systems with an intelligent user interface. To achieve this, software development activities play a significant role in designing a user-friendly interface, incorporating advanced user features and developing an open environment accessible to third-party developers.

  The Company believes that continued investment in research and development is critical to the Company's future success. The Company is focusing on the development of enhanced versions of the EasyPhoto software environment and new photo input solutions and ongoing enhancements of existing photo scanner products. During the years ended December 31, 1994 and 1995 and the quarters ended March 31, 1995 and 1996, the Company's research and development expenses were approximately $2.1 million, $1.5 million, $0.5 million, and $0.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROPRIETARY RIGHTS

  The Company's ability to compete successfully will depend, in part, on its ability to protect its proprietary technology. Although the Company continues to implement protective measures and intends to defend its proprietary rights, there can be no assurance that these measures will be successful. The Company relies on a combination of patent, copyright and trade secret protection, nondisclosure agreements and cross-licensing arrangements to establish and protect its proprietary rights. The Company has several patent applications pending in the United States and intends to file additional applications as appropriate for patents covering its products. There can be no assurance that patents will issue from any of these pending applications or, if patents do issue, that claims allowed will be sufficiently broad to protect the Company's technology. There can also be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company believes however, that its success does not depend primarily on its ownership of patents or other intellectual property rights, but instead depends primarily upon innovative management, technical expertise and marketing skills.

  The Company has from time to time received, and may receive in the future, communications from third parties asserting that the Company's products, trademarks and trade names infringe on the proprietary rights of third parties or seeking indemnification against such infringement. In response to such communications, the Company consults with counsel to assess the basis for any claims of infringement by the Company's products. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of its products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms.

EMPLOYEES

  As of May 31, 1996, the Company had a total of 64 employees. Of this total, 18 were engaged in research, product development and engineering, 32 were engaged in sales, marketing and customer support, and 14 were engaged in finance, operations and administrative activities. Competition for employees in the Company's industry is intense. None of the Company's employees are represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

  Substantially all of the Company's operations are currently located in two Northern California facilities of approximately 12,000 and 29,000 square feet of leased office and manufacturing space located in Mountain View and Sunnyvale, California, respectively. The lease on the Mountain View facility will expire in September 1996 and the lease on the Sunnyvale facility will expire in May 2000. The Company believes that additional space is likely to be required in the fourth quarter of 1996 and is currently negotiating an agreement to secure such space.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS, AND KEY EMPLOYEES

  The names, ages and positions of the executive officers and directors of the Company, as of June 24, 1996, are as follows:

         NAME                      AGE                  POSITION
         ----                      ---                  --------
L. William Krause.................  54 President, Chief Executive Officer and
                                        Director
Adriaan Ligtenberg................  40 Chief Technical Officer, Vice President,
                                        Engineering and Director
Rick M. McConnell.................  30 Chief Financial Officer, Vice President,
                                        Finance and Administration
Barbara K. Windham................  37 Vice President, Marketing
Robert F. Preston.................  39 Vice President, Sales
Joseph G. Finegold................  46 Vice President, Operations
Sherry A. Whiteley................  36 Vice President, Human Resources
Richard C. Alberding(1)...........  65 Director
Mary Jane Elmore(1)...............  42 Director
Raymond Liang(2)..................  49 Director
Andrew S. Rappaport(2)............  38 Director

  An additional key employee of the Company is:

         NAME                      AGE                  POSITION
         ----                      ---                  --------
Dolf Starreveld...................  36 Director of Engineering

- --------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  L. William Krause has served as President and Chief Executive Officer of the Company since joining the Company in October 1991. Prior to joining the Company, Mr. Krause spent ten years at 3Com Corporation, a manufacturer of global data networking systems, where he was President and Chief Executive Officer until he retired in September 1990. He continued as Chairman of the Board for 3Com Corporation until 1993. Previously, Mr. Krause served in various marketing and general management executive positions at Hewlett-Packard, a manufacturer of computer hardware and software. Mr. Krause currently serves as a director of Sybase, Inc. and Aureal Semiconductor, Inc.

  Adriaan Ligtenberg founded the Company and has served as Director since its inception, as Chief Technical Officer and Vice President, Engineering since October 1991, and as Chief Executive Officer between January 1990 and October 1991. Prior to Storm, Mr. Ligtenberg co-founded C-Cube Microsystems Inc., a manufacturer of video compression hardware, and served as Vice President, Engineering from May 1989 until December 1989. Prior to that, Mr. Ligtenberg was employed for five years by AT&T Bell Laboratories Inc., a researcher for the communications industry, where he served as Head of the Image Systems Group. He has been a core member of the JPEG and MPEG image compression standards committees of the ISO/CCITT and holds a Ph.D. from the Swiss Federal Institute of Technology.

  Rick M. McConnell has served as Chief Financial Officer and Vice President, Finance and Administration of the Company since January 1994 and as Director of Finance and Administration since June 1992 when he received his Masters in Business Administration from the Stanford Graduate School of Business. From July 1987 to June 1990, Mr. McConnell was employed as a financial engineer by The First Boston Corporation, predecessor to CS First Boston, a financial services firm.

  Barbara K. Windham has served as Vice President, Marketing of the Company since November 1994. Ms. Windham served as a Director of Marketing for Electronic Arts, a marketer of entertainment software, from January 1988 to April 1994. Previously, Ms. Windham worked at Worlds of Wonder Inc. and spent five years at Procter & Gamble Co. in various marketing management positions.

  Robert F. Preston has served as Vice President, Sales of the Company since February 1996. From July 1993 to January 1996, Mr. Preston was Vice President of Sales of Xircom, Inc., a manufacturer of network access products. In January 1989 Mr. Preston founded Robert Preston & Associates, a full service sales and marketing consulting firm and served as its President from January 1989 to July 1993. Prior to 1989, Mr. Preston served in various sales and marketing positions at Personal Computer Products, Inc., AST Research, Inc. and International Business Machine Corp.

  Joseph G. Finegold has served as Vice President, Operations of the Company since June 1996. From November 1995 to June 1996, Mr. Finegold served as Director of Production at Silicon Graphics, Inc., a manufacturer of engineering workstations. From October 1994 to November 1995, Mr. Finegold was Vice President of Operations of FAFCO, Inc., a solar heating and thermal energy storage company. From December 1991 to October 1994, Mr. Finegold served as a product marketing manager and a manufacturing manager for Quantum Corporation, a disk drive company. From June, 1985 to December, 1991, Mr. Finegold served in the positions of manufacturing manager and product manager for Hewlett-Packard.

  Sherry A. Whiteley has served as Vice President, Human Resources of the Company since June 1996. From May 1991 to June 1996, Ms. Whiteley served as a director of Human Resources of Silicon Graphics Inc., and from November 1987 to April, 1991 was the Vice President of Product Development at Activision, Inc, a developer and distributor of entertainment software.

  Richard C. Alberding has served as a director since March 1996. From 1958 to 1991, he served in various management positions with Hewlett-Packard, serving most recently as Executive Vice President of Worldwide Marketing, Sales and Support and as a member of the Executive Committee. Mr. Alberding is now retired and is also a director of Digital Microwave Corp., Paging Network Inc., Digital Link Corporation, Kennametal Inc., Quickturn Design Systems Inc., Sybase, Inc. and Walker Interactive Systems Inc. and is a director of various private companies.

  Mary Jane Elmore has served as a director since November 1991. Since 1983, Ms. Elmore has been a general partner of Institutional Venture Management, the general partner of several Institutional Venture Partners partnerships. Ms. Elmore also serves as a director of Clarify Inc.

  Raymond Liang has served as a director since March 1996. Mr. Liang has been Chief Executive Officer and President of Primax, an affiliate and, after giving effect to the offering, a 34.9% stockholder of the Company. Primax's stock is traded publicly in Taiwan.

  Andrew Rappaport has served as a director of the Company since November 1991. Mr. Rappaport has been the President of The Technology Research Group Inc., a management consulting firm, since August 1984. Mr. Rappaport is also a director of Aureal Semiconductor Inc.

  Dolf Starreveld is a co-founder of the Company and has served as Director of Engineering since January 1990. Prior to joining the Company, Mr. Starreveld acted as a consultant for Apple Computer Europe and as Director of the Computer Systems Group of the Department of Science at the University of Amsterdam, where he obtained his Master's degree in high energy physics. He has also been a member of the JPEG image compression Standards Committee of the ISO/CCITT.

BOARD COMMITTEES

  The Board of Directors has two standing committees: a Compensation Committee and an Audit Committee. The Compensation Committee provides recommendations to the Board concerning salaries and incentive compensation for officers and employees of the Company, including stock options. The Audit Committee recommends the Company's independent accountants and reviews the results and scope of audit and other accounting related services provided by such auditors.

BOARD COMPENSATION

  Historically, members of the Board of Directors have not received any cash compensation for their services as members of the Board, although they are reimbursed for reasonable travel expenses while attending Board and committee meetings. Directors who are not employees of the Company or Primax are eligible to participate in the automatic option grant program following the closing of the Offering. See "--Benefit Plans--1996 Outside Directors Stock Option Plan."

BOARD COMPOSITION

  Currently all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among the directors and officers of the Company.

EXECUTIVE COMPENSATION

 SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

  The following table sets forth information concerning the compensation received for services rendered to the Company during the year ended December 31, 1995 by the Chief Executive Officer of the Company and each of the four additional most highly compensated executive officers (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                       1995 ANNUAL COMPENSATION       AWARDS
                                     ----------------------------- ------------
                                                                    SECURITIES
                                                      OTHER ANNUAL  UNDERLYING
    NAME AND PRINCIPAL POSITION       SALARY   BONUS  COMPENSATION OPTIONS (#)
    ---------------------------      -------- ------- ------------ ------------
L. William Krause................... $150,000     --       --           --
 CEO, President
Dr. Adriaan Ligtenberg..............  125,000     --       --           --
 Chief Technical Officer, Vice
 President, Engineering
Rick M. McConnell...................   90,000     --       --         5,833
 Chief Financial Officer, Vice
 President, Finance and
 Administration
Robert F. Preston...................      --      --       --           --
 Vice President, Sales
Barbara K. Windham..................  125,000 $12,361      --           --
 Vice President, Marketing
Former Officer:
Rick Cavin (1)......................  114,583  12,361    2,945(2)       --
 Vice President, Sales

- --------
(1) Mr. Cavin ceased to be an executive officer of the Company in November
    1995.
(2) Represents the payment to Mr. Cavin of his accrued vacation time upon his departure from the Company.

 STOCK OPTIONS

  The following table provides information concerning grants of options to purchase the Company's Common Stock made to each of the Named Executive Officers during the year ended December 31, 1995.

                             OPTION GRANTS IN 1995

                                      INDIVIDUAL GRANTS
                          ------------------------------------------
                                                                     POTENTIAL REALIZABLE
                                                                       VALUE AT ASSUMED
                                                                        ANNUAL RATES OF
                          NUMBER OF  % OF TOTAL                           STOCK PRICE
                          SECURITIES  OPTIONS                          APPRECIATION FOR
                          UNDERLYING GRANTED TO EXERCISE                OPTION TERM(3)
                           OPTIONS   EMPLOYEES  PRICE PER EXPIRATION ---------------------
        NAME              GRANTED(1)  IN 1995   SHARE(2)     DATE       5%         10%
        ----              ---------- ---------- --------- ---------- --------- -----------
L. William Krause.......        0        --          --         --          --          --
Dr. Adriaan Ligtenberg..        0        --          --         --          --          --
Rick M. McConnell(4)....    3,333       6.8%      $0.30    1/19/05   $     629      $1,593
                            2,500       5.1%      $0.30    8/31/05        $472      $1,195
Robert F. Preston.......        0        --          --         --          --          --
Barbara K. Windham(5)...    4,000       8.2%      $0.30    8/31/05   $     755 $     1,912
Former Officer:
Rick Cavin..............        0        --          --         --          --          --

- --------
(1) All options granted in 1995 were granted under the Option Plan (as defined under "Benefit Plans"). The options generally have a four year vesting schedule with 25% of the shares vesting at the end of each year. The Board of Directors has discretion, subject to plan limits, to modify the terms of outstanding options and to reprice the options. See "--Benefit Plans."
(2) The exercise price per share of options granted represented the fair market value of the underlying shares of Common Stock on the dates the options were granted as determined by the Board of Directors for each grant date. The Company's Common Stock was not traded publicly at the time of the option grants to the Named Executive Officers.
(3) Potential realizable values are net of exercise price, but before taxes associated with exercise. The assumed 5% and 10% rates of stock price appreciation are mandated by federal securities law and do not represent the Company's estimate or projection of the future Common Stock price.
(4) Mr. McConnell was granted 3,333 options on January 19, 1995 and 2,500 options on August 31, 1995.
(5) Ms. Windham's option was granted on August 31, 1995.

  The following table sets forth certain information regarding option exercises during the year ended December 31, 1995 and the value of unexercised stock options held by each of the Named Executive Officers as of December 31, 1995.

                      AGGREGATE OPTION EXERCISES IN 1995
                        AND 1995 YEAR-END OPTION VALUES

                                                      NUMBER OF
                                                      SECURITIES      VALUE OF
                                                      UNDERLYING    UNEXERCISED
                                                     UNEXERCISED    IN-THE-MONEY
                                                      OPTIONS AT     OPTIONS AT
                                                     DECEMBER 31,   DECEMBER 31,
                          NUMBER OF SHARES               1995         1995(2)
                            ACQUIRED ON     VALUE   -------------- --------------
          NAME                EXERCISE     REALIZED EXERCISABLE(1) EXERCISABLE(1)
          ----            ---------------- -------- -------------- --------------
L. William Krause.......            0         --             0           --
Dr. Adriaan Ligtenberg..            0         --             0           --
Rick M. McConnell.......            0         --        10,833            0
Robert F. Preston.......            0         --             0           --
Barbara K. Windham......       44,000          0             0            0
Former Officer:
Rick Cavin (3)..........            0         --             0           --

- --------
(1) All options are immediately exercisable upon grant but are subject to a repurchase option which vests monthly over four years.
(2) Calculated on the basis of the fair market value of the underlying securities at December 31, 1995 of $0.30 per share, as determined by the Company's Board of Directors, less the aggregate exercise price.
(3) The Company granted Mr. Cavin an option to purchase 3,333 shares of Common Stock on August 31, 1995. Such option was cancelled in November 1995 when Mr. Cavin ceased to be an executive officer of the Company.

BENEFIT PLANS

 AMENDED AND RESTATED STOCK OPTION PLAN

  The Board of Directors has reserved a total of 1,481,614 shares of Common Stock for issuance under the Company's Amended and Restated Stock Option Plan (the "Option Plan"), which amount will automatically be increased on the first day of each fiscal year of the Company beginning on and after January 1, 1997 by a number of shares equal to 4% of the number of shares of the Company's Common Stock issued and outstanding on the last day of the preceding fiscal year. However, the automatic share reserve increase on the first day of a fiscal year may not cause the aggregate of the outstanding options and the share reserve for future issuances of options under the Option Plan to exceed 22% of the total number of shares of the Company's issued and outstanding Common Stock on such date. The Option Plan permits the grant of options intended to qualify as "incentive stock options" within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, as well as nonstatutory stock options. As of March 31, 1996, 46,423 shares subject to repurchase by the Company had been issued upon the exercise of options granted under the Option Plan, 256,379 shares not subject to repurchase had been issued upon the exercise of options granted under the Option Plan, 261,562 shares were subject to outstanding options granted under the Option Plan at a weighted average exercise price of $.30 and 130,146 shares remained available for future grant under the Option Plan. Options may be granted to employees (including directors and officers who are also employees), consultants and prospective employees and consultants, although only employees (including directors and officers who are also employees) may receive incentive stock options. The exercise price per share of a nonstatutory stock option must equal at least 85% of the fair market value of a share of Common Stock on the date of grant, and in the case of an incentive stock option, must be no less than the fair market value of a share of Common Stock on the date of grant. Options granted under the Option Plan are immediately exercisable, are subject to a repurchase option which generally vests over a four year period and must be exercised within ten years.

 1996 EMPLOYEE STOCK PURCHASE PLAN

  A total of 100,000 shares of Common Stock have been reserved for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan"), none of which have yet been issued. The Purchase Plan permits eligible employees to purchase Common Stock at a discount through accumulated payroll deductions. The Purchase Plan is implemented through concurrent offering periods, each of which is approximately 24 months in duration. Each offering period will be divided into four consecutive 6-month purchase periods, and participants will purchase shares on the last day of each purchase period. The price at which shares are purchased under the Purchase Plan is equal to 85% of the fair market value of a share of Common Stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period will commence on July 15, 1996.

 1996 OUTSIDE DIRECTORS STOCK OPTION PLAN

  A total of 150,000 shares of Common Stock have been reserved for issuance under the Company's 1996 Outside Directors Stock Option Plan (the "Directors Plan"). Prior to the effective date of this offering, no options have been granted under the Directors Plan. The Directors Plan provides for the automatic grant of nonstatutory stock options to directors of the Company who are not employees of the Company or Primax ("Outside Directors"). On the effective date of the offering, each Outside Director will automatically be granted under the Directors Plan an option to purchase 15,000 shares of Common Stock at an exercise price equal to the initial public offering price. Thereafter, each new Outside Director elected after the effective date of the offering automatically will be granted on the date of his or her initial election an option to purchase 15,000 shares of Common Stock. In addition, each Outside Director, other than an Outside Director who has served on the Board of Directors for less than six months, will thereafter be granted automatically an option to purchase 8,000 shares of Common Stock at each annual meeting of the stockholders provided the Outside Director continues to serve in such capacity following the annual meeting. The exercise price per share of options granted under the Directors Plan will be equal to the fair market value of a share of Common Stock on the date of grant. Shares subject to an option granted under the Directors Plan vest over two years and options granted under the Directors Plan must be exercised within ten years from the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the year ended December 31, 1995, the Compensation Committee of the Company's Board of Directors established the levels of compensation for certain of the Company's executive officers. The members of the Company's Compensation Committee elected as of April 18, 1996 are Richard C. Alberding and Mary Jane Elmore. Neither of these individuals has ever been an officer or employee of the Company. Mr. Krause, the Company's President and Chief Executive Officer, participated in the deliberations of the Compensation Committee regarding executive compensation that occurred during 1995, but did not take part in the deliberations regarding his own compensation.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  As permitted by the Delaware General Corporation Law, the Company has included in its Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. The Company is in the process of obtaining directors' and officers' liability insurance. At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted. The Company believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                             CERTAIN TRANSACTIONS

  The Company has entered into indemnification agreements with its directors and officers. Such agreements require the Company to indemnify such individuals to the fullest extent permitted by Delaware law. See "Management-- Limitation of Liability and Indemnification Matters."

  Since the Company's inception in January 1991, the Company has issued, in preferred stock financing transactions (collectively, the "Preferred Stock Financings"), shares of Preferred Stock and warrants as follows: an aggregate of 1,000,000 shares of Series A Preferred Stock at $3.00 per share on November 27, 1991; an aggregate of 159,722 shares of Series B Preferred Stock at $3.60 per share on January 30, 1992; an aggregate of 1,090,957 shares of Series C Preferred Stock at $3.60 per share on May 19, 1994; an aggregate of 919,863 shares of Series D Preferred Stock at $3.90 per share on July 27, 1995 and October 11, 1995; an aggregate of 5,619,105 shares of Series E Preferred Stock at $0.60 per share on March 18, 1996; and an aggregate of 161,290 shares of Series F Preferred Stock at $9.30 per share on June 11, 1996.

  Preferred Stock issued in the Preferred Stock Financings will convert into Common Stock on a1-for-1 basis upon the closing of the sale of the shares of Common Stock offered hereby, except that the 161,290 shares of Series F Preferred Stock held by Intel will convert into 163,628 shares of Common Stock assuming a $11.00 per share price for the shares sold in the offering. The following table summarizes the shares of Preferred Stock purchased by executive officers, directors and five percent stockholders of the Company and persons and entities associated with them in the Private Placement Transactions.

                         SERIES A  SERIES B  SERIES C  SERIES D  SERIES E  SERIES F
                         PREFERRED PREFERRED PREFERRED PREFERRED PREFERRED PREFERRED
      INVESTORS(1)         STOCK     STOCK     STOCK     STOCK     STOCK     STOCK
      ------------       --------- --------- --------- --------- --------- ---------
Aperture Associates
 L.P.(2)................      --    97,222    180,555    64,102        --       --
Institutional Venture
 Partners V(2)(3).......  567,816      --     244,167   133,732        --       --
L. William Krause.......   31,033      --      27,777    25,641        --       --
Merrill, Pickard,
 Anderson & Eyre V,
 L.P.(2)(4).............      --       --     444,444    73,199        --       --
Nazem & Company(2)......      --       --         --    482,683        --       --
Primax Electronics,
 Ltd.(2)(4).............      --       --         --     25,641  5,619,105      --
Sequoia Capital V(2)....      --    55,555     21,513    12,693        --       --
Technology Venture
 Investors IV(2)........  401,150      --     172,499    94,478        --       --
Intel(2)................      --       --         --        --         --   161,290

- --------
(1) Shares held by affiliated persons and entities have been aggregated. See "Principal and Selling Stockholders."

(2) Holder of 5% or more of a class of Company's stock.

(3) Mary Jane Elmore, a director of the Company, is a general partner of Institutional Venture Management V, the general partner of Institutional Venture Partners V.

(4) Raymond Liang, a director of the Company, serves as Chairman and Chief Executive Officer of Primax, which owned approximately 54% of the Company's Common Stock as of May 31, 1996.

(5) Under the terms of the Series F Preferred Stock Purchase Agreement, in the event of any proposed transaction that would result in a change of control or a sale of all or substantially all of the Company's assets, the Company must provide written notice to Intel, and Intel has a right to propose a competitive offer that the Board of Directors of the Company must consider in good faith.

  On February 24, 1996, the Company, Storm Acquisition Corporation, a wholly-owned subsidiary of the Company ("Sub"), Primax and Primax USA entered into a Reorganization Agreement, which was consummated March 18, 1996. Raymond Liang, a director of the Company, serves as Chairman and CEO of Primax, which held approximately 54.0% of the Company's Common Stock as of May 31, 1996. As a result, Sub was merged with and into Primax USA (the "Merger"), whereby all of the outstanding shares of common stock of Primax USA was converted into Series E Preferred Stock of Storm. As a result of the Merger, 1,666,666 shares of Storm Series E Preferred Stock was issued for all outstanding shares of Common Stock of Primax USA and 3,952,439 shares of Storm Series E Preferred Stock was issued to Primax Taiwan for the transfer of its assets and technology. As part of the merger, the following ancillary documents were executed:

    Asset Transfer Agreement: On February 24, 1996, the Company and Primax Taiwan entered into an Asset Transfer Agreement, which was consummated March 18, 1996, ("Asset Transfer Agreement") which provided for, among other rights and obligations, Primax's assignment and license of certain patents, technology and know-how which related to the development of A6 Products (image scanning products and technology which accept photos up to a maximum of five inches in width, excluding hand scanners which are not made to be attached to a feeder base). Primax also assigned to Storm an undivided one-half interest in certain other technology rendering such technology the joint property of the parties. Other than the Company's agreement to issue 3,952,439 shares of Series E Preferred Stock at $0.60 per share to Primax, neither party has a payment obligation to the other party under the Asset Transfer Agreement.

    Manufacturing Agreement: On February 24, 1996, the Company and Primax entered into the Manufacturing Agreement, which provides that, among other rights and obligations, Primax is the exclusive manufacturer of certain of the Company's photo scanner products for a minimum 85% of its unit volume. The Company has the right to obtain an alternative manufacturing source if Primax is unable to provide competitive pricing, quality or availability.

    International Distribution Agreements: The Company entered into international distribution agreements dated as of February 29, 1996 with Primax and Primax International. The primary distinction between the distribution agreements, which are substantially similar in all other respects, is the territory covered by the agreements. Subject to certain other terms and conditions, the Company granted to Primax and to Primax Europe certain rights, exclusive in certain territories and non-exclusive in others, to distribute the Company's A6 Products, which A6 Products will likely be manufactured by Primax pursuant to the Manufacturing Agreement (see above). Primax's and Primax International's distribution rights are subject to certain quotas and upon their failure to satisfy such quotas, their respective exclusive distribution licenses will convert to nonexclusive licenses.

    North American Distribution Agreement: The Company and Primax entered into the North American Distribution Agreement dated as of February 29, 1996, pursuant to which Primax granted the Company the right to distribute Primax's non-A6 Products. The Company's right is exclusive with respect to the United States and Canada and nonexclusive with respect to South America, Central America and Mexico. If the Company fails to satisfy certain distribution quotas, its exclusive distribution license will convert to a nonexclusive license and certain restrictions in the Asset Transfer Agreement will lapse.

    Sales Representative Agreement: The Company and Primax entered into a Sales Representative Agreement dated as of February 29, 1996, appointing the Company as its exclusive sales representative to OEM customers in the United States and Canada for Primax's pointing devices (such as mice, game pads, joysticks, track balls, touch pads and remote cursor devices). In consideration for accepting orders from and providing service to Primax's OEM customers, the Company will receive commissions for all sales of pointing devices. If the Company fails to satisfy certain sales quotas, its exclusive appointment as sales representative for pointing device products will result in a nonexclusive representation agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 1996, and as adjusted to reflect the sale of the shares offered by this Prospectus, (i) by each of the Company's directors and each of the Named Executive Officers, (ii) by all current directors and executive officers as a group, and (iii) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock.

                                          SHARES     SHARES
                                       BENEFICIALLY   BEING     PERCENTAGE OF
                                         OWNED(1)    OFFERED    SHARES OWNED
                                       ------------ --------- -----------------
                                                               BEFORE   AFTER
                 NAME                     NUMBER     NUMBER   OFFERING OFFERING
                 ----                  ------------ --------- -------- --------
Primax Electronics, Ltd.(2)...........  5,644,746   1,000,000   54.0%    34.9%
 Raymond Liang
 6F, N. 159 Kang Ning St.
 Shi Chi Town, Taipei Hsien
 Taiwan R.O.C.

Institutional Venture Partners V(3)...    945,714         --     9.0%     7.2%
 Mary Jane Elmore
 3000 Sand Hill Road
 Menlo Park, CA 94025

Dr. Adriaan Ligtenberg................    565,111         --     5.4%     4.3%
L. William Krause (4).................    487,884         --     4.6%     3.7%
Barbara K. Windham ...................     96,200         --       *        *
Robert F. Preston ....................     75,000         --       *        *
Rick M. McConnell ....................     66,666         --       *        *
Andrew S. Rappaport (5)...............     29,743         --       *        *
Rick Cavin............................     10,000         --       *        *
Richard C. Alberding..................          0         --       *        *
All directors and executive officers
 as a group (9 persons)(6)............  7,921,064         --    75.8%    52.5%

- --------
  *  Less than 1%.

 (1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

 (2) Mr. Liang, a director of the Company, is Chairman and Chief Executive Officer of Primax with certain voting power over such shares. Although Mr. Liang may be deemed to be the beneficial owner of such shares, he disclaims all such beneficial ownership except to the extent of any pecuniary interest therein which he may have.

 (3) Includes 16,075 shares held by Institutional Venture Management V and 929,641 shares held by Institutional Venture Partners V. Ms. Elmore, a director of the Company, is a general partner of Institutional Venture Management V, the general partner of Institutional Venture Partners V with certain voting power over such shares. Although Ms. Elmore may be deemed to be the beneficial owner of such shares, she disclaims all such beneficial ownership except to the extent of any pecuniary interest therein which she may have.

 (4) Includes 462,244 shares held as Trustee of the Krause Trust dated June 21, 1994, as amended, 17,948 shares held as Trustee for LWK Ventures Money Purchase Pension Plan dated January 1, 1991, and 7,692 shares held as Trustee for LWK Ventures Profit Sharing Plan dated January 1, 1991.

 (5) Includes 23,333 shares subject to options exercisable within 60 days of May 31, 1996.

 (6) Includes 23,333 shares subject to options exercisable within 60 days of May 31, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the closing of the offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, par value $0.001 per share, and 500,000 shares of Preferred Stock, par value $0.001 per share.

COMMON STOCK

  As of March 31, 1996, assuming the conversion of all shares of Preferred Stock into Common Stock, there were 10,055,879 shares of Common Stock outstanding held of record by approximately 63 stockholders.

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of any outstanding Preferred Stock. The Common Stock has no preemptive, redemption, conversion or other subscription rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  Upon the closing of the offering, each outstanding share of Preferred Stock will be converted into one share of Common Stock and automatically retired. Thereafter, the Board of Directors will be authorized, without further stockholder approval, to issue up to 500,000 shares of Preferred Stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. As of the closing of the offering, no shares of Preferred Stock will be outstanding and the Company currently has no plans to issue any shares of Preferred Stock.

WARRANTS

  In May 1992, the Company issued for cash a warrant to Dominion Ventures, Inc. to purchase an aggregate of 4,181 shares of Series B Preferred Stock. This warrant has an exercise price of $3.60 per share and no expiration provision.

  In connection with certain market research studies performed for the Company in 1994, the Company issued three warrants to Griggs Anderson Research to purchase an aggregate of 4,551 shares of Common Stock. The warrants have an exercise price of $0.30 per share and expire in 1999.

  In May 1996, in connection with a certain strategic marketing alliance, the Company issued a warrant to Intel to purchase 37,333 shares of Series F Preferred Stock at a price of $9.30 per share. The warrant expires in 1999.

REGISTRATION RIGHTS

  Following the closing of the offering, certain holders of shares of Common Stock (the "Holders"), will be entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). Under the terms of agreements between the Company and such Holders, beginning three months after the effectiveness of the offering, the Holders have the right to require the Company, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their shares of Common Stock. The Company may in certain circumstances defer such registrations and the Underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, the Holders may require the Company to register all or a portion of their shares with registration rights on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations. In the event that the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders, the Holders are also entitled to include their shares of Common Stock in such registration, subject to certain marketing and other limitations. In addition, the co-founders and certain officers, directors and employees of the Company, may include their shares in such a registration subject to additional limitations. The registration rights of the Holders and the co-founders expire on the date seven years from the closing of the offering. Generally, the Company is required to bear the expense of all such registrations. The Company intends to file a registration statement under the Securities Act as soon as possible after the effective date of the offering covering the shares of Common Stock reserved for issuance under the Option Plan, the Purchase Plan and the Directors Option Plan.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  The Company is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, Section 203 of the Delaware Law prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have the effect of discouraging takeover attempts, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

  These and other provisions could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors and therefore may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in delays in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration.

  The Company has also included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is    .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 13,319,078 shares of Common Stock (assuming no exercise of outstanding options after June 25, 1996). Of these shares, the 3,700,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act (an "Affiliate"), which shares will be subjected to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 9,619,078 shares outstanding upon completion of this offering and held by existing shareholders will be "Restricted Securities" as that term is defined under Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below, and the provisions of Rule 144, 144(k) and 701, additional shares will be available for sale in the public market as follows: (i) no shares will be available for immediate sale in the public market on the date of the Prospectus, (ii) 3,890,159 currently outstanding shares (as well as 197,474 additional shares issuable upon the exercise of stock options granted under the Option Plan that will be vested) will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus and (iv) 5,728,919 currently outstanding shares will be eligible for sale upon expiration of their respective two-year holding periods, subject in the case of shares held by affiliates to compliance with certain volume restrictions.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (and, with respect to non-affiliates of the Company, a person who has beneficially owned Restricted Securities less than three years), will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 133,191 shares immediately after the offering) or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq Stock Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. The Securities and Exchange Commission has recently proposed to reduce the two and three year holding periods under Rule 144 to one and two years, respectively. If enacted, such modification will have a material effect on the timing of when certain shares of Common Stock become eligible for resale.

  In addition, following the offering, the holders of 5,728,889 shares of outstanding Common Stock and 41,514 shares of Common Stock issuable upon exercise of certain warrants will have rights under certain circumstances to require the Company to register their shares for future sale. See "Description of Capital Stock--Registration Rights of Certain Holders."

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer director or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Prospectus before selling such shares.

  Persons who hold approximately 9,619,078 shares of the Company's Common Stock after completion of the offering, including the Selling Stockholder all officers, directors and existing stockholders of the Company, have agreed with the Representatives and/or the Company that, for a period of 180 days following the date of this Prospectus, they will not sell, offer to sell, contract to sell, grant any options to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, whether now owned or hereinafter acquired, by such holders or with respect to which they have beneficial ownership within the rules and regulations of the SEC. The Company has also agreed not to sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters, subject to certain limited exceptions. The lockup agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Goldman, Sachs & Co. on behalf of the Underwriters.

  The Company intends to file a Registration Statement on Form S-8 to register the shares of Common Stock issuable upon exercise of options granted under the Option Plan, the Directors' Plan and the Purchase Plan. Following the filing of the Form S-8, shares of Common Stock issued under the Option Plan, Directors' Plan and Purchase Plan will be available for sale in the public market upon vesting and exercise of such options, subject to lock-up restrictions described above and the Rule 144 volume limitations applicable to affiliates.

  Prior to this offering, there has been no public market for the Common Stock and there is no assurance a significant public market for the Common Stock will develop or be sustained after this offering. Sales of a substantial amount of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. See "Risk Factors."

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich, a Professional Corporation, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. A general partnership, of which certain members of Gray Cary Ware & Freidenrich are partners, owns an aggregate of 6,951 shares of common stock of the Company.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of December 31, 1993, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 and the financial statements of Primax Electronics (U.S.A.), Inc. as of December 31, 1993, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                               STORM PRIMAX, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
STORM PRIMAX, INC.:
  Report of Independent Accountants.......................................  F-2
  Consolidated Balance Sheet..............................................  F-3
  Consolidated Statement of Operations....................................  F-4
  Consolidated Statement of Stockholders' Equity (Deficit)................  F-5
  Consolidated Statement of Cash Flows....................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Unaudited Pro Forma Combined Statement of Operations for the Year Ended
   December 31, 1995 for Storm Primax, Inc. and Primax Electronics (USA),
   Inc.:.................................................................. F-19
  Unaudited Pro Forma Combined Statement of Operations for the Three
   Months Ended March 31, 1996 for Storm Primax, Inc. and Primax
   Electronics (USA), Inc.:............................................... F-20
PRIMAX ELECTRONICS (USA), INC.:
  Report of Independent Accountants....................................... F-22
  Balance Sheet........................................................... F-23
  Statement of Operations................................................. F-24
  Statement of Shareholders' Equity (Deficit)............................. F-25
  Statement of Cash Flows................................................. F-26
  Notes to Financial Statements........................................... F-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Storm Primax, Inc.

  The Delaware reincorporation, including a reverse stock split described in
Note 9 to the consolidated financial statements has not been completed at June 26, 1996. When it has been completed, we will be in a position to furnish the following report:

    "In our opinion, the accompanying consolidated balance sheet at December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 1995 present fairly, in all material respects, the financial position of Storm Primax, Inc. and the results of the operations and cash flows in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

Price Waterhouse LLP

San Jose, California
January 19, 1996

                               STORM PRIMAX, INC.

                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               (UNAUDITED)
                                           DECEMBER 31,       MARCH 31, 1996
                                          ----------------  ---------------------
                                                                        PRO FORMA
                                           1994     1995     ACTUAL     (NOTE 2)
                                          -------  -------  --------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.............  $   542  $ 1,865  $    703    $    703
  Short-term investments................    1,747      --        932         932
  Accounts receivable, net (Note 4).....      231    2,676     3,343       3,343
  Receivable from related party.........      --       --        551         551
  Inventories...........................       31    1,212     3,392       3,392
  Other current assets..................      230       66       155         155
                                          -------  -------  --------    --------
    Total current assets................    2,781    5,819     9,076       9,076
Property and equipment, net (Note 4)....      245      160       190         190
Goodwill................................      --       --        834         834
Other assets............................      --       --         35          35
                                          -------  -------  --------    --------
      Total assets......................  $ 3,026  $ 5,979  $ 10,135    $ 10,135
                                          =======  =======  ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Accounts payable......................  $    99  $   342  $    363    $    363
  Accrued liabilities (Note 4)..........      286      314     2,542       2,542
  Payable to related party..............      --     2,590     7,702       7,702
                                          -------  -------  --------    --------
    Total current liabilities...........      385    3,246    10,607      10,607
                                          -------  -------  --------    --------
Long-term liability.....................      100      --          --        --
                                          -------  -------  --------    --------
Commitments (Note 8)
Stockholders' equity (deficit) (Note 6):
  Convertible preferred stock, $0.001
   par value, 13,333,333 shares
   authorized; 2,250,679, 3,170,542 and
   8,789,647 shares issued and
   outstanding at December 31, 1994 and
   1995 and March 31, 1996,
   respectively; no shares issued or
   outstanding at March 31, 1996 pro
   forma (unaudited)....................        2        3         9         --
  Common stock, $0.001 par value,
   13,333,333 shares authorized,
   1,172,668, 1,251,681 and 1,261,681
   shares issued and outstanding at
   December 31, 1994 and 1995 and March
   31, 1996, respectively; 10,051,328
   shares issued and outstanding at
   March 31, 1996 pro forma
   (unaudited)..........................        1        1         1          10
  Additional paid-in capital............    7,632   11,219    14,527      14,527
  Accumulated deficit...................   (5,094)  (8,490)  (15,009)    (15,009)
                                          -------  -------  --------    --------
    Total stockholders' equity
     (deficit)..........................    2,541    2,733      (472)       (472)
                                          -------  -------  --------    --------
      Total liabilities and
       stockholders' equity (deficit)...  $ 3,026  $ 5,979  $ 10,135    $ 10,135
                                          =======  =======  ========    ========

   The accompanying notes are an integral part of these financial statements.

                               STORM PRIMAX, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             (UNAUDITED)
                                     YEAR ENDED           THREE MONTHS ENDED
                                    DECEMBER 31,              MARCH 31,
                               -------------------------  -------------------
                                1993     1994     1995      1995      1996
                               -------  -------  -------  --------- ---------
Revenues:
  Product..................... $ 1,211  $   655  $ 5,245  $    285  $   2,435
  Royalty and other...........   1,772    2,545      549       405         94
                               -------  -------  -------  --------  ---------
    Total revenues............   2,983    3,200    5,794       690      2,529
Cost of product revenues......     276      178    3,735       178      1,981
                               -------  -------  -------  --------  ---------
Gross profit..................   2,707    3,022    2,059       512        548
                               -------  -------  -------  --------  ---------
Operating expenses:
  Research and development....   1,845    2,102    1,494       455        459
  Marketing and selling.......   1,604    1,981    3,384       626      1,402
  General and administrative..     625      628      633       188        225
  In-process research and
   development................     --       500      --        --       5,000
                               -------  -------  -------  --------  ---------
    Total operating expenses..   4,074    5,211    5,511     1,269      7,086
                               -------  -------  -------  --------  ---------
Loss from operations..........  (1,367)  (2,189)  (3,452)     (757)    (6,538)
Interest income, net..........      42       96       56        16         19
                               -------  -------  -------  --------  ---------
Net loss...................... $(1,325) $(2,093) $(3,396) $   (741) $  (6,519)
                               =======  =======  =======  ========  =========
Pro forma net loss per common
 and common equivalent share
 (unaudited--Note 2)..........                   $ (0.31) $  (0.07) $   (0.18)
                                                 =======  ========  =========
Pro forma weighted average
 number of common and common
 equivalent shares
 (unaudited--Note 2)..........                    10,923    10,888     11,055
                                                 =======  ========  =========


   The accompanying notes are an integral part of these financial statements.

                               STORM PRIMAX, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                            CONVERTIBLE
                          PREFERRED STOCK    COMMON STOCK    ADDITIONAL
                          ---------------- -----------------  PAID-IN   ACCUMULATED
                           SHARES   AMOUNT  SHARES    AMOUNT  CAPITAL     DEFICIT    TOTAL
                          --------- ------ ---------  ------ ---------- ----------- -------
BALANCE AT DECEMBER 31,
 1992...................  1,159,722  $  1  1,040,574   $  1   $ 3,687    $ (1,676)  $ 2,013
Issuance of common stock
 under stock
 option plan............        --    --     131,081    --         39         --         39
Net loss................        --    --         --     --        --       (1,325)   (1,325)
                          ---------  ----  ---------   ----   -------    --------   -------
BALANCE AT DECEMBER 31,
 1993...................  1,159,722     1  1,171,655      1     3,726      (3,001)      727
Issuance of common stock
 under stock
 option plan............        --    --      28,999    --         10         --         10
Repurchase of common
 stock..................        --    --     (27,986)   --        (10)        --        (10)
Issuance of Series C
 convertible preferred
 stock for cash, net of
 issuance costs of $20..  1,090,957     1        --     --      3,906         --      3,907
Net loss................        --    --         --     --        --       (2,093)   (2,093)
                          ---------  ----  ---------   ----   -------    --------   -------
BALANCE AT DECEMBER 31,
 1994...................  2,250,679     2  1,172,668      1     7,632      (5,094)    2,541
Issuance of common stock
 under stock
 option plan............        --    --      79,013    --         24         --         24
Issuance of Series D
 convertible preferred
 stock for cash, net of
 issuance costs of $23..    919,863     1        --     --      3,563         --      3,564
Net loss................        --    --         --     --        --       (3,396)   (3,396)
                          ---------  ----  ---------   ----   -------    --------   -------
BALANCE AT DECEMBER 31,
 1995...................  3,170,542     3  1,251,681      1    11,219      (8,490)    2,733
Issuance of common stock
 under stock option plan
 (unaudited)............        --    --      10,000    --          3         --          3
Issuance of Series E
 convertible preferred
 stock for acquired
 business and
 technology, net of
 issuance costs of $128
 (unaudited)............  5,619,105     6        --     --      3,237         --      3,243
Other (unaudited).......        --    --         --     --         68         --         68
Net loss (unaudited)....        --    --         --     --        --       (6,519)   (6,519)
                          ---------  ----  ---------   ----   -------    --------   -------
BALANCE AT MARCH 31,
 1996 (UNAUDITED).......  8,789,647  $  9  1,261,681   $  1   $14,527    $(15,009)  $  (472)
                          =========  ====  =========   ====   =======    ========   =======


   The accompanying notes are an integral part of these financial statements.

                               STORM PRIMAX, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               (UNAUDITED)
                                      YEAR ENDED           THREE MONTHS ENDED
                                     DECEMBER 31,               MARCH 31,
                                -------------------------  --------------------
                                 1993     1994     1995      1995       1996
                                -------  -------  -------  ---------  ---------
Net loss......................  $(1,325) $(2,093) $(3,396) $    (741) $  (6,519)
Adjustments to reconcile net
 loss to net cash provided by
 (used in) operating
 activities:
  Depreciation................       80      143      142         40         33
  Write-off of purchased in-
   process research and
   development (Note 3).......      --       500      --         --       5,000
  Changes in assets and
   liabilities:
    Accounts receivable.......      287      (58)  (2,445)        (7)     1,195
    Inventories...............      (12)       7   (1,181)      (742)       272
    Other current assets......      (68)    (139)     164        167        (77)
    Other long-term assets....      --       --       --         --         (35)
    Accounts payable..........      101     (125)   2,833        116       (139)
    Accrued liabilities.......    1,091   (1,024)      28        (28)       226
    Payable to affiliate......      --       --       --          29       (539)
                                -------  -------  -------  ---------  ---------
      Net cash provided by
       (used in) operating
       activities.............      154   (2,789)  (3,855)    (1,166)      (583)
                                -------  -------  -------  ---------  ---------
Cash flows from investing
 activities:
  Purchase of property and
   equipment..................     (187)    (147)     (57)       (18)       (18)
  (Purchases) sales of short-
   term investments...........      (90)    (451)   1,747      1,300       (832)
  Other.......................      --      (345)    (100)       --         268
                                -------  -------  -------  ---------  ---------
      Net cash (used in)
       provided by investing
       activities.............     (277)    (943)   1,590      1,282       (582)
                                -------  -------  -------  ---------  ---------
Cash flows from financing
 activities:
  Proceeds from issuance of
   convertible preferred
   stock, net.................      --     3,907    3,564        --         --
  Proceeds from issuance of
   common stock...............      --        10       24          6          3
  Repurchase of common stock..      --       (10)     --         --         --
                                -------  -------  -------  ---------  ---------
      Net cash provided by
       financing activities...      --     3,907    3,588          6          3
                                -------  -------  -------  ---------  ---------
Net increase (decrease) in
 cash and cash equivalents....     (123)     175    1,323        122     (1,162)
Cash and cash equivalents at
 the beginning of the period..      490      367      542        542      1,865
                                -------  -------  -------  ---------  ---------
Cash and cash equivalents at
 the end of the period........  $   367  $   542  $ 1,865  $     664  $     703
                                =======  =======  =======  =========  =========

Refer to Note 3 for disclosure of non-cash investing activities.

   The accompanying notes are an integral part of these financial statements.

                              STORM PRIMAX, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

  Storm Primax, Inc. (the "Company," formerly Storm Software, Inc.), was incorporated in California on January 17, 1990. The Company is a leading provider of digital photo solutions which enable consumers and small businesses to input, store, organize, enhance and use photos easily on their personal computers.

 Unaudited

  On March 18, 1996, the Company acquired all outstanding shares of Primax Electronics (USA), Inc. ("Primax USA") and certain technologies from Primax Electronics, Ltd. ("Primax Taiwan") in exchange for 5,619,105 shares of the Company's Series E Preferred Stock. The accompanying financial statements present the accounts of Storm Primax for the three year periods ended December 31, 1993, 1994 and 1995 and for the unaudited three month periods ended March 31, 1995 and 1996. The consolidated financial statements for the three month period ended March 31, 1996 include the results of Primax USA for the period subsequent to the acquisition date through March 31, 1996. All significant intercompany accounts and transactions have been eliminated.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The following is a summary of the Company's significant accounting policies:

 Revenue recognition

  Revenue from product sales to customers is generally recognized when the product is shipped, provided collectibility is probable. Revenues from sales to distributors and authorized resellers are subject to agreements allowing price protection and certain rights of return. Accordingly, reserves for estimated future returns and credits for price protection are provided for upon revenue recognition. Such reserves are estimated based on historical rates of returns and allowances, distributor inventory levels and other factors.

  Revenue from royalty fees under certain product royalty agreements is generally recognized upon shipment of related products to customers.

 Cash and cash equivalents

  The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

 Short-term investments

  The Company classifies short-term investments, consisting solely of U.S. Government obligations maturing within one year, as available-for-sale.

 Fair value of financial instruments

  The carrying amount of the Company's financial instruments, including short-term investments, accounts receivable, receivable from related party and payable to related party, approximate fair values.

                              STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


 Concentration of credit risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits, short-term investments and accounts receivable. The Company places its cash primarily in checking and money market accounts, certificates of deposits and U.S. treasury bills. The Company's accounts receivable are derived from revenues earned from customers located primarily in the U.S. The Company performs ongoing evaluations of its customers' financial condition and maintains an allowance for doubtful accounts based upon the expected collectibility.

  The following table summarizes the revenues from customers in excess of 10% of total revenues:

                                                                        THREE
                                                     YEAR ENDED        MONTHS
                                                    DECEMBER 31,       ENDED
                                                   ----------------   MARCH 31,
                                                   1993  1994  1995     1996
                                                   ----  ----  ----  -----------
                                                                     (UNAUDITED)
      Radius Inc. ................................  59%   39%  --        --
      Apple Computer, Inc. ....................... --     41%  --        --
      Circuit City Stores, Inc. .................. --    --     27%      --
      Best Buy Company, Inc. ..................... --    --     11%       17%
      Ingram Micro Inc. .......................... --    --    --         15%
      America Online Inc. ........................ --    --    --         49%

  At December 31, 1993, Radius Inc. accounted for 53% of total accounts receivable. At December 31, 1994, Radius Inc. and Apple Computer, Inc. accounted for 67% and 0% of total accounts receivable, respectively. At December 31, 1995, Circuit City Stores, Inc. and Best Buy Company, Inc. accounted for 34% and 25% of total accounts receivable, respectively. At March 31, 1996, Ingram Micro Inc. accounted for 11% of total accounts receivable (unaudited). There were no receivables due from Best Buy Company, Inc. and America Online Inc. at March 31, 1996 (unaudited).

 Inventories

  Inventories, which consist entirely of finished goods, are stated at the lower of cost, determined using the first-in, first-out method, or market. At March 31, 1996, inventories include approximately $520 of discontinued products which were acquired in the acquisition of Primax USA and are valued at their estimated fair value (unaudited).

  The Company currently buys all of its photo readers, from one supplier. Although there are a limited number of manufacturers of the photo readers, management believes that other suppliers could provide similar photo readers on comparable terms. A change in suppliers, however, could cause a possible loss of sales, which may affect operating results adversely.

 Property and equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets ranging from three to five years.

                              STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


 Software development costs

  Software development costs incurred prior to establishment of technological feasibility are expensed as incurred. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of products will be capitalized, if material. To date, all software development costs have been expensed.

 Goodwill (unaudited)

  Goodwill represents cost in excess of net assets acquired from Primax Taiwan on March 18, 1996 (see Note 3). The goodwill is being amortized over a period of four years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by comparing the undiscounted expected future operating cash flows in relation to its net investment. Based on its review, the Company does not believe that an impairment of its goodwill has occurred.

 Advertising Expense

  Advertising is expensed as incurred and amounted to $12, $69, $423, $18 and $146 for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively.

 Income taxes

  Income taxes are accounted for under the asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

 Stock-based compensation (unaudited)

  In October 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company will be required to adopt SFAS 123 in the year ending December 31, 1996. It is the Company's intention to continue to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and to adopt the "disclosure only" alternative described in SFAS 123.

 Pro forma net loss per share (unaudited)

  Pro forma net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of convertible preferred stock (using the if-converted method) and stock options (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive, except that, pursuant to a Securities and Exchange Commission Staff Accounting Bulletin, shares of common stock, convertible preferred stock (using the if-converted method) and common stock options and warrants (using the treasury stock method and the assumed initial public offering price) issued within 12 months prior to the Company's initial public offering have been included in the computation as if they were outstanding for each period presented.

  Historical net loss per share has not been presented since such amounts are not deemed to be meaningful due to the significant change in the Company's capital structure which will occur in connection with the Offering.

 Pro forma balance sheet information (unaudited)

  Upon the effective date of the proposed initial public offering of the Company's common stock, each outstanding share of convertible preferred stock will automatically convert into shares of common stock on a one for one basis.

                              STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


  The pro forma balance sheet information at March 31, 1996 is adjusted to reflect the conversion of the outstanding shares of convertible preferred stock into 8,789,647 shares of common stock at March 31, 1996.

 Interim financial information

  The unaudited interim financial statements have been prepared on the same basis as the Company's audited financial statements for the year ended December 31, 1995. In management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the three months ended March 31, 1995 and 1996 have been made. The results for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1996.

 Management estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3--ACQUISITIONS:

  In 1994, the Company acquired certain assets of CyberPuppy Software, Inc. ("CyberPuppy") for a total purchase price of $550, which included minimum guaranteed royalties totaling $200. Of the purchase price, $500 was allocated to in-process research and development, and charged to expense during 1994. During 1995, the Company terminated their rights to the acquired intellectual property and returned the remaining assets of the CyberPuppy business in exchange for cancellation of the remaining minimum guaranteed royalties commitment.

 Unaudited

  On March 18, 1996, the Company acquired all outstanding shares of Primax USA and certain technologies from Primax Taiwan in exchange for 5,619,105 shares of the Company's Series E Convertible Preferred Stock. The transaction was accounted for under the purchase method of accounting. Approximately $5 million of the purchase price was allocated to in-process research and development. The value assigned to in-process research and development was determined by an independent appraiser. Because such technology was in-process hardware research and development, the amount was immediately charged to operations.

  In conjunction with the acquisition, liabilities were assumed as follows:

     Tangible assets.................................................. $ 5,287
     In-process research and development..............................   5,000
     Goodwill.........................................................     834
     Series E Preferred Stock issued, net.............................  (3,243)
                                                                       -------
   Liabilities assumed................................................ $(7,878)
                                                                       =======

  The Company's consolidated financial statements for the three month period ended March 31, 1996 include Primax USA for the period subsequent to the acquisition date.

                              STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


  The following table presents the unaudited pro forma consolidated results of operations for the three months ended March 31, 1995 and 1996 as if the transaction completed in 1996 had been completed on January 1, 1995, with the pro forma adjustments giving effect principally to the discontinuance of certain product lines offered by Primax USA, the elimination of service revenues recognized by Primax USA related to services performed for Storm and the amortization of goodwill:

                            THREE MONTHS ENDED
                                 MARCH 31,         YEAR ENDED
                            --------------------  DECEMBER 31,
                              1995       1996         1995
                            ---------  ---------  ------------
   Total revenues.......... $   1,370  $   3,631    $10,332
   Net loss................    (1,087)    (2,011)    (5,238)
   Pro forma net loss per
    common and common
    equivalent share (see
    Note 2)................ $   (0.10) $   (0.18)   $ (0.48)

  In connection with the acquisition, the Company also entered into a series of distribution agreements with Primax Taiwan and Primax Electronics Europe B.V. The agreements provide Primax Taiwan with an exclusive license to manufacture and distribute certain products owned by Storm Primax in both domestic and international markets for a term of four years.

NOTE 4--BALANCE SHEET COMPONENTS:

                             DECEMBER 31,    (UNAUDITED)
                             -------------  --------------
                             1994    1995   MARCH 31, 1996
                             -----  ------  --------------
   Accounts receivable, net
    consisted of:
   Accounts receivable.....  $ 298  $2,832      $4,042
   Allowance for sales re-
    turns..................    (64)   (137)       (406)
   Allowance for doubtful
    accounts...............     (3)    (19)       (293)
                             -----  ------      ------
                             $ 231  $2,676      $3,343
                             =====  ======      ======
   Property and equipment,
    net consisted of:
   Computer equipment......  $ 464  $  521      $  573
   Furniture and fixtures..     46      46          58
                             -----  ------      ------
                               510     567         631
   Less: accumulated depre-
    ciation................   (265)   (407)       (441)
                             -----  ------      ------
                             $ 245  $  160      $  190
                             =====  ======      ======
   Accrued liabilities con-
    sisted of:
   Accrued employee bene-
    fits...................  $  85  $   92      $  199
   Reserve for returns of
    discontinued products..    --      --        1,486
   Marketing costs.........     70     132         380
   Other...................    131      90         477
                             -----  ------      ------
                             $ 286  $  314      $2,542
                             =====  ======      ======

                              STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


NOTE 5--RELATED PARTY TRANSACTIONS (UNAUDITED):

  During the year ended December 31, 1995 and the three months ended March 31, 1996, Storm purchased inventories from Primax Taiwan totaling $4,665 and $1,336, respectively.

  The receivable from related party at March 31, 1996 of $551 is due from Primax Taiwan and was assumed in connection with the acquisition of Primax USA. The payable to related party in the amount of $2,590 at December 31, 1995 consists of the amounts payable to Primax Taiwan for purchased inventories. At March 31, 1996, the payable to related party of $7,702 includes approximately $5,000 of payable to Primax Taiwan assumed from Primax USA.

NOTE 6--STOCKHOLDERS' EQUITY (DEFICIT):

 Convertible Preferred Stock

  Convertible preferred stock as of December 31, 1995 consisted of the following series:

                                                                         NON-
                                                                      CUMULATIVE
                                                          LIQUIDATION DIVIDENDS
   SERIES                          AUTHORIZED OUTSTANDING PREFERENCE  PER SHARE
   ------                          ---------- ----------- ----------- ----------
   A.............................. 1,000,000   1,000,000    $3,000      $0.24
   B..............................   163,903     159,722       575       0.30
   C.............................. 1,090,957   1,090,957     3,927       0.30
   D..............................   919,863     919,863     3,587       0.30

  The aggregate authorized number of preferred shares is 13,333,333.

  The holders of Common and Series A, B, C and D shares, have voting rights equal to common stock on an as-if converted basis and are entitled to elect three members of the Company's Board of Directors (the "Board"). The holders of common stock, voting as a class, are entitled to elect one director to the Board.

  Holders of Series A, B, C and D shares are entitled to receive noncumulative dividends at the rates shown above when and if declared by the Board, prior to and in preference to any declaration or payment of any dividend on common stock.

  In the event of liquidation, the holders of Series A, B, C and D shares are entitled to receive, prior to and in preference to any distribution to the holders of common stock, the amounts shown above, plus any accrued but unpaid dividends. After completion of this distribution, the holders of Series E shares are entitled to receive, prior to and in preference to the holders of common stock, the amount shown above, plus any accrued but unpaid dividends.

  After completion of this distribution, each holder of the common shares, with each holder of Series A, B, C and D shares, treated on an as-if converted basis, shall receive an amount equal to $9.00 per share. If $9.00 per share has been paid to each holder of preferred shares as provided above, the holders of common stock are entitled to receive, in addition, an amount equal to all declared but unpaid dividends. After the above distributions have been made, the remaining assets shall be distributed among the holders of the preferred and common shares, assuming full conversion.

                              STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


  Each Series A, B, C and D share is convertible into shares of common stock on a one-for-one basis, with automatic conversion (i) upon the vote of 66 2/3% of the holders of Series A, B, C and D shares outstanding at the time of such vote; or (ii) upon the closing of an underwritten public offering in which the aggregate offering price is not less than $7,500 and the per share price is not less than $6.60 per share, subject to adjustment for dilution. At December 31, 1995, 9,524,171 shares of common stock were reserved for conversion of the preferred stock.

  The holders of Series A, B, C, and D shares have a right of first refusal to purchase, pro rata, any new securities issued by the Company, so as to maintain their percentage ownership of the common stock of the Company on an as-converted basis. This right terminates upon the closing of a public offering at a minimum price of $6.60 per share and aggregate minimum offering proceeds of $7,500.

 Unaudited

  On March 18, 1996, the Company issued 5,619,105 shares of Series E convertible preferred stock (the "Series E shares"). Each share of Series E stock is convertible into one share of common stock. Holders of the Series E shares, voting as a class, are entitled to elect three Directors to the Board.

  The holders of Series E shares will be entitled to receive non-cumulative dividends at a rate of $0.06 per share, when and if declared by the Board, prior to and in preference to any declaration or payment of any dividend on Common Stock, but subsequent to any declaration or payment of any dividend on Series A, B, C and D preferred stock.

  In the event of liquidation, the holders of Series E shares are entitled to receive, prior to and in preference to any distribution to the holders of Common Stock, but subsequent to any distribution to the holders of Series A, B, C and D shares, $0.60 per share plus any accrued but unpaid dividends. After completion of such distribution to the holders of Series E shares, each holder of the common shares, with each holder of Series A, B, C, D and E shares, treated on an as-if converted basis, shall received an amount equal to $9.00 per share.

  The holders of Series E shares have the same rights of first refusal to purchase any new securities issued by the Company, with the same termination conditions as the holders of the Series A, B, C and D Shares.

 Warrants for Series B Convertible Preferred Stock

  In May 1992, the Company issued warrants to purchase 4,181 shares of Series B for $3.60 per share and no expiration provision. Such warrants are outstanding at December 31, 1995 and March 31, 1996 (unaudited).

 Warrants for common stock

  In 1994, the Company issued warrants to purchase 4,551 shares of common stock for $0.30 per share. Such warrants are outstanding at December 31, 1995 and March 31, 1996 (unaudited). The warrants, outstanding at December 31, 1995 and March 31, 1996 (unaudited), expire in 1999.

 Stock option plan

  In November 1991, the Company adopted the 1991 Stock Option Plan (the "Option Plan") that allows for the issuance of incentive and nonqualified stock options to employees and consultants of the Company, and expires in 2001. The Option Plan, as amended, provides for the issuance of up to 684,845 incentive and nonqualified stock options.

                              STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  The following table summarizes activity under the Option Plan:

                                                                        EXERCISE
                                                                         PRICE
                                                  SHARES      OPTIONS     PER
                                                 AVAILABLE  OUTSTANDING  SHARE
                                                 ---------  ----------- --------
   BALANCE AT DECEMBER 31, 1992.................  103,449     301,033    $0.30
   Additional shares authorized.................  208,333         --
   Options granted.............................. (172,238)    172,238     0.30
   Options exercised............................      --     (131,081)    0.30
   Options canceled.............................   74,207     (74,207)    0.30
                                                 --------    --------
   BALANCE AT DECEMBER 31, 1993.................  213,751     267,983     0.30
   Shares repurchased...........................   27,986         --
   Options granted.............................. (157,000)    157,000     0.30
   Options exercised............................      --      (28,999)    0.30
   Options canceled.............................   89,757     (89,757)    0.30
                                                 --------    --------
   BALANCE AT DECEMBER 31, 1994.................  174,494     306,227     0.30
   Options granted..............................  (48,940)     48,940     0.30
   Options exercised............................      --      (79,013)    0.30
   Options canceled.............................  117,195    (117,195)    0.30
                                                 --------    --------
   BALANCE AT DECEMBER 31, 1995.................  242,749     158,959     0.30
   Options granted (unaudited).................. (112,666)    112,666     0.30
   Options exercised (unaudited)................      --      (10,000)    0.30
   Options canceled (unaudited).................       63         (63)    0.30
                                                 --------    --------
   BALANCE AT MARCH 31, 1996 (UNAUDITED)........  130,146     261,562     0.30
                                                 ========    ========

  Options granted under the Option Plan are generally for periods not to exceed ten years, and generally must be issued at prices not less than 100% and 85% for incentive and nonqualified stock options, respectively, of the fair market value of the stock as determined by the Board on the date of grant. Options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant.

  Initial options granted under the Option Plan generally vest 25% after the first year and ratably each month over the remaining thirty six month period. Options granted subsequent to the initial grant vest ratably over four years. At December 31, 1995, 95,428 options to purchase shares were vested.

  As of March 31, 1996, 46,423 shares (unaudited) of Common Stock, subject to repurchase by the Company, have been issued upon exercise of options granted under the Option Plan.

NOTE 7--INCOME TAXES:

  No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1995. As of December 31, 1995, the Company has net operating loss carryforwards of approximately $5,100 for federal income tax purposes, which can be used to reduce future taxable income. These net operating loss carryforwards begin to expire in 2007.

                               STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


  Deferred income tax assets (liabilities) consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
      Deferred tax assets:
        Federal and state loss carryforwards.................. $ 1,568  $ 1,893
        Reserves and accruals.................................     248      180
        Deferred tax asset valuation allowance................  (1,816)  (2,073)
                                                               -------  -------
      Net deferred tax assets................................. $   --   $   --
                                                               =======  =======

  Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

  Under the Tax Reform Act of 1986, the annual benefit from net operating loss carryforwards is restricted by cumulative ownership changes of 50 percent over a three-year period, as defined. As a result of prior financings which resulted in such an ownership change in November 1991, approximately $400 of the Company's net operating loss carryforwards are limited to usage of approximately $200 per year.

UNAUDITED

  Further, the acquisition of Primax USA and certain technologies from Primax Taiwan in March 1996 triggered another ownership change of greater than 50% and the potential benefits from utilization of tax net operating loss carryforwards generated from November 1991 through the date of the acquisition, totaling approximately $5,100, will be impaired. The approximate annual limitation on the utilization of those carryforwards may range from $300 to $400, provided that this amount is reduced to the extent that the net operating loss carryforwards generated through November 1991 are utilized. Accordingly, the balance of net operating loss carryforwards at December 31, 1995 has been adjusted to reflect the limitation.

  The Internal Revenue Service ("IRS") is examining Primax USA's federal income tax returns. In January 1996, Primax USA received an IRS tax assessment for the tax years ended December 31, 1991, 1992 and 1993. Primax Taiwan has agreed to indemnify the Company with respect to this matter.

NOTE 8--COMMITMENTS:

  The Company has entered into a three-year noncancelable operating lease for office space and certain equipment leases which expire at various dates through 1997. Future minimum noncancelable lease payments under the Company's leases are as follows:

       YEAR ENDING
      DECEMBER 31,
      ------------
      1996................................................................. $192
      1997.................................................................    2
                                                                            ----
                                                                            $194
                                                                            ====

                              STORM PRIMAX, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


  In connection with the acquisition of Primax USA, Storm assumed a noncancelable operating lease for office space. The lease expires in June 2000. Monthly rental charges are approximately $20 (unaudited).

  Rent expense for the years ended December 31, 1993, 1994 and 1995 was $171, $303 and $315, respectively. Rent expense for the three months ended March 31, 1995 and 1996 was $74 and $68, respectively (unaudited).

NOTE 9--SUBSEQUENT EVENTS:

 SERIES F CONVERTIBLE PREFERRED STOCK--(UNAUDITED)

  On June 11, 1996, the Company issued 161,290 shares of Series F Convertible Preferred Stock at $9.30 per share. Each holder of a Series F share is entitled to similar voting and liquidation rights as holders of Series A, B, C and D shares. Holders of Series F shares are entitled to receive non-cumulative dividends at a rate of $0.30 per share when and if declared by the Board, prior to and in preference to any declaration or payment of any dividend on common stock.

  In the event of liquidation, the holders of Series F shares are entitled to receive $9.30 per share, plus any accrued but unpaid dividends, prior to and in preference of any distribution to the holders of Series E shares and common shares. Holders of Series F shares will also participate in the distribution of any remaining assets after the liquidation preferences of holders of Series A, B, C, D and E Shares and common stock as described in Note 6.

  The holders of Series F shares join in the right of first refusal to purchase any new securities issued by the Company, so as to maintain their percentage ownership of the common stock of the Company on an as-if converted basis. This right terminates upon the closing of a public offering at a minimum price of $6.60 per share and aggregate minimum offering proceeds of $7,500.

  Under the terms of the Series F Preferred Stock Purchase Agreement, the Company is required to notify Holders of Series F of any proposed transaction that would result in a change of control or a sale of all or substantially all of the Company's assets. The holders of Series F have a right to propose a competitive offer that the Board must consider in good faith.

 LINES OF CREDIT--(UNAUDITED)

  On May 16, 1996, the Company entered into a loan and security agreement with a bank, providing for a $3,500 revolving line of credit and a $6,500 accounts receivable line of credit. Borrowings under the accounts receivable line of credit are limited to the sum of 80% of eligible domestic non-distributor accounts receivable and 70% of eligible domestic distributor accounts receivable.

  The lines of credit bear interest at the bank's prime rate plus 0.75%, and are secured by the Company's cash, cash equivalents, investments, accounts receivable, inventories, property and equipment and all intellectual property. All obligations under the revolving line of credit are guaranteed by Primax Taiwan up to an amount of $3,500. The line of credit contains certain covenants including financial ratios, future profitability and minimum tangible net worth. The lines of credit expire on May 15, 1997.

 DELAWARE REINCORPORATION AND REVERSE STOCK SPLIT (UNAUDITED)

  In March 1996, the Board approved reincorporation in the State of Delaware, including a one for three reverse stock split of the outstanding shares of the Company's common stock effected through the exchange ratio of the reincorportation merger. The reincorportation must be approved by the stockholders and a certificate of merger must be filed with the State of Delaware to effect the reincorportation. Such certificate of merger has not yet been submitted. All share and per share data have been retroactively adjusted to reflect this reincorporation.

BENEFIT PLANS

 1996 EMPLOYEE STOCK PURCHASE PLAN (UNAUDITED)

  In June 1996, the Board approved the 1996 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees to purchase Common Stock at a discount through accumulated payroll deductions. The price at which shares are purchased under the Purchase Plan is equal to 85% of the fair market value of a share of Common Stock on the first day of the offering period or the last day of the purchase period, whichever is lower. A total of 100,000 shares of Common Stock have been reserved for issuance under the Purchase Plan.

 1996 OUTSIDE DIRECTORS STOCK OPTION PLAN (UNAUDITED)

  In June 1996, the Company commenced the 1996 Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan provides for the automatic grant of nonstatutory stock options to directors of the Company who are not employees of the Company or Primax Taiwan ("Outside Directors"). The exercise price per share of options granted under the Directors Plan will be equal to the fair market value of a share of Common Stock on the date of grant. Shares subject to an option granted under the Directors Plan vest over two years and options granted under the Directors Plan must be exercised within ten years from the date of grant. Prior to the effective date of this offering, no options have been granted under the Director's Plan. A total of 150,000 shares of Common Stock have been reserved for issuance under the Director's Plan.

                              STORM PRIMAX, INC.

                         UNAUDITED PRO FORMA COMBINED
                             FINANCIAL INFORMATION

  The following Unaudited Pro Forma Combined Financial Information gives effect to the acquisition by Storm Primax, Inc. (formerly Storm Software, Inc.) ("Storm" or the "Company") of Primax Electronics (USA), Inc. ("Primax USA") and certain technologies from Primax Electronics, Ltd. ("Primax Taiwan") in a transaction accounted for as a purchase. The Unaudited Pro Forma Combined Statement of Operations is based on the individual statements of operations of Storm and Primax USA appearing elsewhere in this Prospectus, and combines the results of operations of Storm and Primax USA (acquired by Storm as of March 18, 1996) for the year ended December 31, 1995 and the three months ended March 31, 1996 as if the acquisition occurred on January 1, 1995.

  The Unaudited Pro Forma Combined Financial Information gives effect only to the adjustments set forth in the accompanying notes and does not reflect any synergies anticipated by Storm management as a result of the acquisition of Primax USA and the technologies. The Unaudited Pro Forma Combined Financial Information is not necessarily indicative of the results of operations that would have been achieved had the acquisition been completed as of the beginning of the earliest period presented, nor is it necessarily indicative of Storm's future results of operations.

  The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the historical financial statements of Storm and Primax USA included elsewhere in this Prospectus.

                              STORM PRIMAX, INC.

                         UNAUDITED PRO FORMA COMBINED
                            STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           PRO FORMA
                                           PRIMAX  ------------------------------
                               STORM(1)    USA(2)  ADJUSTMENTS(3)     COMBINED(4)
                               --------    ------  --------------     -----------
Revenues:
  Product..................... $ 5,245     $7,421     $(3,563)(a)      $  9,103
  Royalty and other...........     549      1,040        (360)(b)         1,229
                               -------     ------     -------          --------
    Total revenues............   5,794      8,461      (3,923)           10,332
Cost of product revenues......   3,735      5,201      (2,404)(a)         6,532
                               -------     ------     -------          --------
Gross profit..................   2,059      3,260      (1,519)            3,800
                               -------     ------     -------          --------
Operating expenses:
  Research and development....   1,494        --          --              1,494
  Marketing and selling.......   3,384      2,748        (271)(c)         5,861
  General and administrative..     633      1,182        (188)(d)(e)      1,627
                               -------     ------     -------          --------
    Total operating expenses..   5,511      3,930        (459)            8,982
                               -------     ------     -------          --------
Loss from operations..........  (3,452)      (670)     (1,060)           (5,182)
Interest income (expense),
 net..........................      56       (112)        --                (56)
                               -------     ------     -------          --------
Net loss...................... $(3,396)    $ (782)    $(1,060)         $ (5,238)
                               =======     ======     =======          ========
Pro forma:
  Net loss per common and
   common equivalent share.... $ (0.31)                                $  (0.48)
                               =======                                 ========
  Weighted average number of
   common and common
   equivalent shares(3).......  10,923(g)                --  (h)         10,923
                               =======                =======          ========

- --------
(1) Represents historical results of operations of the Company for the year ended December 31, 1995.
(2) Represents historical results of operations for Primax USA for the year ended December 31, 1995.
(3) See Note 1 for description of adjustment references (a) through (h).
(4) Reflects the results of operations of the Company on a pro forma basis assuming the acquisition had been completed on January 1, 1995.

                              STORM PRIMAX, INC.

                         UNAUDITED PRO FORMA COMBINED
                            STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           PRO FORMA
                                                   ------------------------------
                                           PRIMAX
                               STORM(1)    USA(2)  ADJUSTMENTS(3)     COMBINED(4)
                               --------    ------  --------------     -----------
Revenues:
  Product..................... $ 2,435     $1,992     $(1,002)(a)       $ 3,425
  Royalty and other...........      94        177         (65)(b)           206
                               -------     ------     -------           -------
    Total revenues............   2,529      2,169      (1,067)            3,631
Cost of product revenues......   1,981      1,520        (756)(a)         2,745
                               -------     ------     -------           -------
Gross profit..................     548        649        (311)              886
                               -------     ------     -------           -------
Operating expenses:
  Research and development....     459        --          --                459
  Marketing and selling.......   1,402        660         (83)(c)         1,979
  General and administrative..     225        283         (46)(d)(e)        462
  In-process research and
   development................   5,000        --       (5,000)(f)           --
                               -------     ------     -------           -------
    Total operating expenses..   7,086        943      (5,129)            2,900
                               -------     ------     -------           -------
Loss from operations..........  (6,538)      (294)      4,818            (2,014)
                               -------     ------     -------           -------
Interest income (expense),
 net..........................      19        (16)        --                  3
Net loss...................... $(6,519)    $ (310)    $ 4,818           $(2,011)
                               =======     ======     =======           =======
Pro forma:
  Net loss per common and
   common equivalent share.... $ (0.59)                                 $ (0.18)
                               =======                                  =======
  Weighted average number of
   common and common
   equivalent shares (3)......  11,055(g)                 --  (h)        11,055
                               =======                =======           =======

- --------
(1) Represents historical results of operations of the Company for the three months ended March 31, 1996.
(2) Represents historical results of operations for Primax USA for the period from January 1 through March 18, 1996.
(3) See Note 1 for description of adjustment references (a) through (h).
(4) Reflects the results of operations of the Company on a pro forma basis assuming the acquisition had been completed on January 1, 1996.

                              STORM PRIMAX, INC.

                         UNAUDITED PRO FORMA COMBINED
                             FINANCIAL INFORMATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--BASIS OF PRESENTATION AND PRO FORMA ADJUSTMENTS:

  The Unaudited Pro Forma Combined Statements of Operations have been prepared to reflect the acquisition of Primax USA and certain technologies from Primax Taiwan by Storm in exchange of 5,619,105 shares of the Company's Series E Preferred Stock.

  The following significant adjustments were applied to the historical statements of operations of the Company and Primax USA to arrive at the Pro Forma Combined Statements of Operations:

    (a) The pro forma adjustments to revenues and cost of product revenues represent the elimination of revenues and costs of product revenues recognized during the year ended December 31, 1995 and the three months ended March 31, 1996 from product lines that were discontinued under the Company's post-acquisition operating plan.

    (b) The pro forma adjustments to royalty and other revenues represent the elimination of service income recognized by Primax USA during the year ended December 31, 1995 and the three months ended March 31, 1996 for customer services provided to Storm on behalf of Primax Taiwan.

    (c) The pro forma adjustment to marketing and selling expense includes an elimination of salaries expense in the amount of $271 and $83 for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, representing a reduction in headcount for duplicate responsibilities and the discontinuance of certain product lines under the Company's post-acquisition operating plan.

    (d) The pro forma adjustment to general and administrative expense includes the amortization of goodwill resulting from the acquisition of Primax USA. Goodwill is being amortized using the straight-line method over four years resulting in adjustments of $208 and $52 for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.

    (e) The pro forma adjustment to general and administrative expense includes an elimination of salaries expense in the amount of $396 and $98 for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, representing a reduction in headcount for duplicate responsibilities and the discontinuance of certain product lines under the Company's post-acquisition operating plan.

    (f) The pro forma adjustment to in-process research and development reflects the exclusion of the charge of $5,000 for in-process technology that was obtained from Primax Taiwan.

    (g) Pro forma net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of convertible preferred stock (using the if-converted method) and stock options (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive, except that, pursuant to a Securities and Exchange Commission Staff Accounting Bulletin, shares of common stock, convertible preferred stock (using the if-converted method) and common stock options and warrants (using the treasury stock method and the assumed initial public offering price) issued within 12 months prior to the Company's initial public offering have been included in the computation as if they were outstanding for each period presented.

    (h) The Company issued 5,619,105 shares of Series E Convertible Preferred Stock to Primax Taiwan in connection with the acquisition of Primax USA and certain technologies. A pro forma adjustment for the issuance of such shares is not required as the shares are reflected as outstanding during the period. (See (g) above.)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Primax Electronics (USA), Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Primax Electronics (USA), Inc. (a subsidiary of Primax Electronics, Ltd.) at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

San Jose, California
February 29, 1996, except as to Note 7,
which is as of March 18, 1996

                         PRIMAX ELECTRONICS (USA), INC.
                   (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                                 BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                                --------------
                                                                 1994    1995
                                                                ------  ------
                            ASSETS
Current assets:
  Cash......................................................... $  282  $  144
  Restricted cash (Note 4).....................................    200     300
  Accounts receivable, net of allowance for doubtful accounts
   of $111 and $153............................................    973   1,841
  Receivable from Parent (Note 2)..............................    491     391
  Inventories..................................................  1,338   3,751
  Prepaid expenses and other assets............................     39      68
                                                                ------  ------
    Total current assets.......................................  3,323   6,495
                                                                ------  ------
Property and equipment, net (Note 3)...........................    154     258
Other assets...................................................      9      59
                                                                ------  ------
                                                                $3,486  $6,812
                                                                ======  ======
        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Lines of credit (Note 4)..................................... $  500  $1,575
  Note payable to related party................................    827     --
  Payable to Parent (Note 2)...................................  1,180   4,976
  Accounts payable.............................................    176     117
  Accrued liabilities..........................................     90     213
                                                                ------  ------
    Total current liabilities..................................  2,773   6,881
                                                                ------  ------
Commitments (Note 6)
Shareholders' equity (deficit):
  Common stock, no par value, 4,000,000 shares authorized;
   3,325,000 shares issued and outstanding.....................  1,801   1,801
  Accumulated deficit.......................................... (1,088) (1,870)
                                                                ------  ------
    Total shareholders' equity (deficit).......................    713     (69)
                                                                ------  ------
                                                                $3,486  $6,812
                                                                ======  ======

   The accompanying notes are an integral part of these financial statements.

                         PRIMAX ELECTRONICS (USA), INC.
                   (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                            STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                     YEAR ENDED DECEMBER 31,
                                                     ------------------------
                                                      1993    1994     1995
                                                     ------- -------  -------
Revenues:
  Product........................................... $ 6,619 $ 4,787  $ 7,421
  Service income....................................     764   1,038    1,040
                                                     ------- -------  -------
    Total revenues..................................   7,383   5,825    8,461
                                                     ------- -------  -------
Cost of product sales...............................   5,031   3,215    5,201
                                                     ------- -------  -------
Gross profit........................................   2,352   2,610    3,260
                                                     ------- -------  -------
Operating expenses:
  Marketing and selling.............................   1,145   1,445    2,748
  General and administrative........................   1,058   1,440    1,182
                                                     ------- -------  -------
    Total operating expenses........................   2,203   2,885    3,930
                                                     ------- -------  -------
Operating income (loss).............................     149    (275)    (670)
Interest expense, net...............................      66      88      112
                                                     ------- -------  -------
Net income (loss) before provision for income tax-
 es.................................................      83    (363)    (782)
Provision for income taxes (Note 5).................       3     --       --
                                                     ------- -------  -------
Net income (loss)................................... $    80 $  (363) $  (782)
                                                     ======= =======  =======


   The accompanying notes are an integral part of these financial statements.

                         PRIMAX ELECTRONICS (USA), INC.
                   (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                              COMMON STOCK
                                            ----------------
                                                             ACCUMULATED
                                             SHARES   AMOUNT   DEFICIT   TOTAL
                                            --------- ------ ----------- -----
BALANCE AT DECEMBER 31, 1992...............   950,000 $  851   $  (805)  $  46
Net income.................................       --     --         80      80
                                            --------- ------   -------   -----
BALANCE AT DECEMBER 31, 1993...............   950,000    851      (725)    126
Issuance of common stock................... 2,375,000    950       --      950
Net loss...................................       --     --       (363)   (363)
                                            --------- ------   -------   -----
BALANCE AT DECEMBER 31, 1994............... 3,325,000  1,801    (1,088)    713
Net loss...................................       --     --       (782)   (782)
                                            --------- ------   -------   -----
BALANCE AT DECEMBER 31, 1995............... 3,325,000 $1,801   $(1,870)  $ (69)
                                            ========= ======   =======   =====



   The accompanying notes are an integral part of these financial statements.

                         PRIMAX ELECTRONICS (USA), INC.
                   (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1993     1994      1995
                                                   -------  -------  ---------
Cash flows from operating activities:
  Net income (loss)............................... $    80  $  (363) $    (782)
  Adjustments to reconcile net income (loss) to
   net cash used in operating activities:
   Depreciation...................................      25       38         58
   Provision for doubtful accounts................      52       21         42
   Increase in inventory reserve..................      51       33         62
   Changes in assets and liabilities:
    Accounts receivable...........................     (83)     139       (910)
    Receivable from Parent........................    (234)      48        100
    Inventory.....................................       7     (715)    (2,475)
    Prepaid expenses and other assets.............     (18)      17        (29)
    Accounts payable..............................     100       68        (59)
    Payable to Parent.............................    (608)     496      3,796
    Accrued liabilities...........................      (2)     (64)       123
    Other assets..................................     --       --         (50)
                                                   -------  -------  ---------
      Net cash used in operating activities.......    (630)    (282)      (124)
Cash used in investing activities:
  Payment for acquisition of property and equip-
   ment...........................................     (93)     (58)      (162)
  Increase in restricted cash.....................     --       --        (100)
                                                   -------  -------  ---------
    Net cash used in investing activities.........     (93)     (58)      (262)
Cash flows from financing activities:
  Proceeds from issuance of common stock..........     --       950        --
  (Repayments) borrowings under lines of credit...     (48)      75      1,075
  Proceeds (repayments) of note payable to related
   party..........................................     824     (497)      (827)
                                                   -------  -------  ---------
      Net cash provided by financing activities...     776      528        248
                                                   -------  -------  ---------
Net increase (decrease) in cash...................      53      188       (138)
Cash at beginning of year.........................      41       94        282
                                                   -------  -------  ---------
Cash at end of year............................... $    94  $   282  $     144
                                                   =======  =======  =========
Supplemental Disclosure of Noncash Financing Ac-
 tivities:
  Interest paid................................... $     8  $    91  $     195
                                                   =======  =======  =========

   The accompanying notes are an integral part of these financial statements.

                        PRIMAX ELECTRONICS (USA), INC.
                  (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                         NOTES TO FINANCIAL STATEMENTS
                                (IN THOUSANDS)

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

  Primax Electronics (USA), Inc. ("Primax USA") was incorporated in California in November 1990 and merged with DVT, Inc. and P-MAX, Inc. in December 1990. Primax USA is 97% owned by Primax Electronics, Ltd. (the Parent), a company incorporated in the Republic of China. Primax USA distributes computer peripheral products, most of which are manufactured by the Parent and affiliates.

  Management received assurance that the Parent and affiliated companies will provide sufficient financing to enable Primax USA to continue operations through 1996. Consequently, the accompanying financial statements are prepared on the basis that Primax USA is a going concern.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue recognition

  Revenues from product sales, net of provisions for estimated returns, are recognized upon product shipment. Service income is recognized as the services are performed.

 Restricted cash

  Restricted cash consists of certificates of deposit with maturities greater than 90 days held as collateral for lines of credit (see Note 4).

 Inventories

  Inventories consist of finished goods and are stated at the lower of cost using the weighted average method or market value.

 Property and equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, which range from five to ten years. Leasehold improvements are amortized over the life of the lease.

 Concentration of credit risk

  Financial instruments that potentially subject Primax USA to significant concentrations of credit risk consist principally of bank deposits and accounts receivable. Primax USA sells its products to distributors primarily in North America and performs ongoing customer credit evaluations. Primax USA maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable. To date, Primax USA has not incurred any significant losses due to uncollectible accounts receivable.

                        PRIMAX ELECTRONICS (USA), INC.
                  (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)


  The following table summarizes revenues from customers in excess of 10% of the total revenues:

                                                       FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                      ------------------------
                                                       1993     1994     1995
                                                      ------   ------   ------
      Radius Inc. ...................................     17%     --       --
      Inmac Corp. ...................................     15%     --       --
      Solectek Corporation...........................     12%      14%     --
      Global Computer Supplies.......................    --        13%      10%
      Ingram Micro...................................    --       --        16%

  At December 31, 1993, Radius, Inc., Inmac, Inc. and Solectek Corporation accounted for 20%, 19% and 15%, respectively, of total accounts receivable. At December 31, 1994, Inmac, Inc., Solectek Corporation and Global Computer Supplies accounted for 11%, 21% and 10%, respectively, of total accounts receivable. At December 31, 1995, Ingram Micro accounted for 30% of total accounts receivable. Staples accounted for 21% of accounts receivable at December 31, 1995.

 Income taxes

  Primax USA accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under the asset and liability approach of FAS 109, the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities are recognized as deferred tax assets and liabilities.

 Fair value of investments

  The carrying amount of the Primax USA's financial instruments, including restricted cash, accounts receivable, lines of credit and note payable to related party, approximate fair value.

 Management estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        PRIMAX ELECTRONICS (USA), INC.
                  (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                (IN THOUSANDS)


NOTE 2--RELATED PARTY TRANSACTIONS:

  During 1993, 1994 and 1995, Primax USA purchased inventory from its Parent, earned service income on sales by its Parent to customers in the United States, and made net cash payments to its Parent. The following are schedules detailing the transactions between the Primax USA and its Parent:

                                                       1993     1994     1995
                                                      -------  -------  -------
      Payable at January 1,.......................... $ 1,292  $   684  $ 1,180
      Purchases of inventory.........................   5,434    3,724    7,338
      Cash paid to Parent............................  (6,042)  (3,228)  (3,542)
                                                      -------  -------  -------
      Payable at December 31,........................ $   684  $ 1,180  $ 4,976
                                                      =======  =======  =======
                                                       1993     1994     1995
                                                      -------  -------  -------
      Receivable at January 1,....................... $   305  $   539  $   491
      Service income.................................     764    1,038    1,040
      Disbursements made on behalf of Parent.........     430      457      561
      Cash received from Parent......................    (960)  (1,543)  (1,701)
                                                      -------  -------  -------
      Receivable at December 31,..................... $   539  $   491  $   391
                                                      =======  =======  =======

  At December 31, 1994, Primax USA had an unsecured note payable of $750 bearing interest at 5% per annum due to an affiliated company. Interest payable on the note aggregated $77 at December 31, 1994. This note, including accrued interest, was repaid in 1995.

  During 1994, Primax USA issued 2,375,000 shares of Primax USA's Common Stock to its Parent in exchange for cash of $950.

NOTE 3--PROPERTY AND EQUIPMENT:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                  1994    1995
                                                                  ------ ------
      Computers and equipment.................................... $ 162  $  246
      Furniture and fixtures.....................................    80     124
      Leasehold improvements.....................................     3      37
                                                                  -----  ------
                                                                    245     407
      Less: accumulated depreciation and amortization............   (91)   (149)
                                                                  -----  ------
                                                                  $ 154  $  258
                                                                  =====  ======

NOTE 4--LINES OF CREDIT:

  At December 31, 1994, Primax USA had a $250 line of credit with a bank bearing interest at the bank's prime rate plus 1.25% (9.75% as of December 31, 1994) and secured by a $100 certificate of deposit and all of Primax USA's accounts receivable, inventories and property and equipment. Borrowings under the line aggregated $250 at December 31, 1994. The line of credit expired in September 1995.

                        PRIMAX ELECTRONICS (USA), INC.
                  (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                (IN THOUSANDS)


  At December 31, 1994, the Company also had a $250 line of credit with another bank bearing interest at the bank's prime rate plus 1.5% (10% at December 31, 1994) and secured by a $100 certificate of deposit. Borrowings under the line aggregated $250 at December 31, 1994. The line of credit expired in September 1995.

  At December 31, 1995, Primax USA had a $1,000 line of credit with a bank bearing interest at the bank's prime rate plus 1.25% (10% as of December 31, 1995). The line of credit was secured by a $200 certificate of deposit, all of the Company's accounts receivable, inventories and property and equipment, and a promissory note from the parent company equivalent to 110% of the loan amount. Borrowing under the line aggregated $975 at December 31, 1995. Under the agreement, Primax USA is required to maintain a tangible net worth of $300.

  At December 31, 1995, the Company also had a $1,000 line of credit with another bank bearing interest at the bank's prime rate plus 1.25% (10% as of December 31, 1995). The line of credit is secured by a $100 certificate of deposit, all of the Company's accounts receivable, inventories and property and equipment. Borrowings under the line aggregated $600 at December 31, 1995. This line of credit expired on January 13, 1996 and is currently under renegotiation.

NOTE 5--INCOME TAXES:

  No provision for federal or state income taxes has been recorded in 1994 and 1995 as Primax USA has incurred net operating losses for each year ended December 31, 1994 and 1995.

  At December 31, 1995, Primax USA had net operating loss carryforwards available to reduce future taxable income for federal and state income tax purposes of approximately $969 and $364, respectively. Primax USA's net operating loss carryforwards expire in different years through 2009. The income tax benefit from the utilization of net operating loss carryforwards may be limited in certain circumstances. These circumstances include, but are not limited to, cumulative stock ownership changes of more than 50% over a three-year period.

  The tax provision is reconciled to the amount computed using the federal statutory rate as follows:

                                                               DECEMBER 31,
                                                             ------------------
                                                             1993  1994   1995
                                                             ----  -----  -----
      Provision (benefit) at federal statutory tax..........   28   (127)  (266)
      State taxes, net of federal benefit...................    3    --     --
      Net operating losses with no current benefit..........  --     127    266
      Net operating losses utilized.........................  (30)   --     --
      Other.................................................    2    --     --
                                                             ----  -----  -----
      Provision for income taxes............................ $  3  $ --   $ --
                                                             ====  =====  =====

                        PRIMAX ELECTRONICS (USA), INC.
                  (A SUBSIDIARY OF PRIMAX ELECTRONICS, LTD.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                (IN THOUSANDS)


  Deferred tax assets comprise the following:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1994    1995
                                                                 ------  ------
      Net operating losses...................................... $  169  $  363
      Reserves and accruals.....................................    163     259
                                                                 ------  ------
      Gross deferred tax assets and liabilities.................    332     622
      Deferred tax assets valuation allowance...................   (332)   (622)
                                                                 ------  ------
      Net deferred tax assets................................... $  --   $  --
                                                                 ======  ======

  Primax USA has provided a valuation allowance because of the uncertainty regarding realization of the deferred tax assets.

  The Internal Revenue Service is examining Primax USA's federal income tax returns. In January 1996 Primax USA received an IRS tax assessment for the tax years ended December 31, 1991, 1992 and 1993. Management is defending the assessment and believes that the ultimate outcome will not have a material effect on Primax USA's financial position. The Parent will indemnify Primax USA for costs incurred in relation to the IRS examination.

NOTE 6--COMMITMENTS:

  Primax USA has a noncancelable operating lease agreement for its facility located in Sunnyvale, California. The agreement, which has an initial expiration date of April 30, 2000, includes an option to extend for five years. Rental expense for the years ended December 31, 1993, 1994 and 1995 was $129, $127 and $204, respectively.

  Future minimum lease payments under noncancelable operating leases at December 31, 1995 are as follows:

       YEAR ENDING
      DECEMBER 31,
      ------------
      1996................................................................. $229
      1997.................................................................  229
      1998.................................................................  229
      1999.................................................................  229
      2000.................................................................   76
                                                                            ----
                                                                            $992
                                                                            ====

NOTE 7--SUBSEQUENT EVENTS:

  On March 18, 1996 Primax USA completed a merger whereby it was acquired by Storm Acquisition Corporation, a wholly owned subsidiary of Storm Software, Inc.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., and Hambrecht & Quist LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                                    NUMBER OF
                                                                    SHARES OF
         UNDERWRITER                                               COMMON STOCK
         -----------                                               ------------
   Goldman, Sachs & Co............................................
   Hambrecht & Quist .............................................
                                                                       ----
     Total........................................................
                                                                       ====

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $    per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $    per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted to the Underwriters an option exercisable for 30 calendar days after the date of this Prospectus to purchase up to an aggregate of 570,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,800,000 shares of Common Stock offered.

  The Company, the Selling Stockholder and certain stockholders of the Company have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than, with respect to the Company, pursuant to employee stock option or purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives.

  The representatives have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  Prior to the offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company, the Selling Stockholder and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Company has applied for inclusion of the Common Stock on the Nasdaq National Market under the symbol "EASY."

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company..............................................................  15
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Dilution.................................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  27
Management...............................................................  39
Certain Transactions.....................................................  45
Principal and Selling Stockholders.......................................  47
Description of Capital Stock.............................................  48
Shares Eligible for Future Sale..........................................  50
Legal Matters............................................................  52
Experts..................................................................  52
Additional Information...................................................  52
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

                                 ------------

 UNTIL       , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDI-TION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UN-DERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                      SHARES

                              STORM PRIMAX, INC.

                                 COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                                 ------------

                                    [LOGO]

                                 ------------

                             GOLDMAN, SACHS & CO.

                               HAMBRECHT & QUIST

                      REPRESENTATIVES OF THE UNDERWRITERS

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

                                                                  TO BE PAID BY
                                                                  THE REGISTRANT
                                                                  --------------
      Securities and Exchange Commission registration fee........    $ 17,607
      NASD filing fee............................................       5,606
      Nasdaq National Market application fee.....................      50,000
      Accounting fees and expenses...............................     150,000
      Printing and engraving expenses............................     150,000
      Transfer agent and registrar fees..........................      10,000
      Blue Sky fees and expenses.................................       5,000
      Legal fees and expenses....................................     250,000
      Miscellaneous expenses.....................................     111,787
                                                                     --------
          Total..................................................    $750,000
                                                                     ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant intends to change its state of incorporation from California to Delaware prior to the effectiveness of this Registration Statement. The following description assumes the completion of such reincorporation.

  Section 145 of the Delaware General Corporation Law ("Delaware Law") permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms.

  These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

  The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since May 31, 1993, the Registrant has sold and issued the following unregistered securities:

  (1) In May 1994, the Company entered into a Stock Purchase Agreement pursuant to which the Company sold an aggregate of 1,090,957 shares of Series C Preferred Stock to accredited investors for an aggregate purchase price of $3,927,445.20, or $3.60 per share.

  (2) In July and October 1995, the Company entered into a Stock Purchase Agreement pursuant to which the Company sold an aggregate of 919,863 shares of its Series D Preferred Stock to accredited investors for an aggregate purchase price of $3,587,465.70, or $3.90 per share.

  (3) In March 1996, the Company entered into a Stock Purchase Agreement pursuant to which the Company sold 5,619,105 shares of its Series E Preferred Stock to accredited investors for an aggregate purchase price of $3,371,463.00, or $0.60 per share.

  (4) In June 1996, the Company entered into a Stock Purchase Agreement pursuant to which the Company sold 161,290 shares of its Series F Preferred Stock to an accredited investor for an aggregate purchase price of $1,499,997.00, or $9.30 per share.

  (5) Between April 1994 and October 1994, in connection with certain market research studies, the Company issued warrants to an accredited investor to purchase an aggregate of 4,551 shares at an exercise price of $0.30. The warrants expire in 1996.

  (6) In May 1996, in connection with a certain strategic marketing alliance, the Company issued a warrant to an accredited investor to purchase 37,333 shares at a price of $9.30 per share. The warrant expires in 1999.

  (7) From May 31, 1993 to May 31, 1996, the Registrant issued options to purchase an aggregate of 2,756,744 shares of Common Stock under the Option Plan at exercise prices ranging from $0.30 to $3.75, of which options to purchase 1,802,707 shares have been exercised.

  The sales and issuances of securities in the transactions described in paragraphs (1) through (6) above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The issuances of securities described in paragraph (7) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed with this Registration Statement:

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
 1.1     Form of Underwriting Agreement.
 2.1**   Form of Agreement and Plan of Merger between Storm Primax, Inc., a
         California corporation, and Storm Primax, Inc., a Delaware corporation.
 3.1     Sixth Amended and Restated Articles of Incorporation of Storm Primax,
         Inc., a California corporation.
 3.2*    Certificate of Incorporation of Storm Primax, Inc., a Delaware
         corporation.
 3.3     Bylaws of Storm Primax, Inc., a California corporation.
 3.4*    Bylaws of Storm Primax, Inc., a Delaware corporation.
 4.1*    Form of Certificate for Common Stock.
 5.1*    Legal Opinion of Gray Cary Ware & Freidenrich, A Professional
         Corporation, with respect to the Common Stock being registered.
 10.1    Form of Indemnity Agreement for officers and directors.
 10.2    The Registrant's Amended and Restated Stock Option Plan.
 10.4*   The Registrant's 1996 Outside Directors Stock Option Plan.
 10.5*   The Registrant's 1996 Employee Stock Purchase Plan.
 10.6    Series A Preferred Stock Purchase Agreement dated November 27, 1991.
 10.7    Series B Preferred Stock Purchase Agreement dated January 30, 1992.
 10.8    Series C Preferred Stock Purchase Agreement dated May 19, 1994.
 10.9    Series D Preferred Stock Purchase Agreement dated July 27, 1995.
 10.10   Series F Preferred Stock Purchase Agreement dated June 11, 1996.
 10.11   Fourth Amended and Restated Rights Agreement dated June 11, 1996, as amended.
 10.12   Agreement and Plan of Reorganization by and among Storm Software,
         Inc., Storm Acquisition Corporation, Primax Electronics (U.S.A.) Inc.,
         and Primax Electronics, Ltd. ("Primax") dated February 24, 1996.
 10.13   Manufacturing and Purchase Agreement by and between Storm Primax, Inc.
         ("Storm") and Primax dated February 24, 1996.
 10.14   Asset Transfer Agreement by and between Storm and Primax dated
         February 24, 1996.
 10.15   International Distribution Agreement by and between Storm and Primax dated February 29, 1996.
 10.16   International Distribution Agreement by and between Storm and Primax
         Electronics Europe B.V. dated February 29, 1996.
 10.17   Distribution Agreement by and between Storm and Primax dated February
         29, 1996.
 10.18   Sales Representative Agreement by and between Storm and Primax dated
         February 29, 1996.
 11.1    Calculation of Loss Per Share.
 23.1    Consent of Independent Accountants.

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
 23.2*   Consent of Gray Cary Ware & Freidenrich, A Professional Corporation
         (included in
         Exhibit 5.1).
 24.1    Power of Attorney (included on the signature page of this Registration
         Statement).
 27      Financial Data Schedule.

- --------
*  To be filed by amendment.

** As proposed to be filed with the Secretary of State of the State of Delaware prior to the effectiveness of the offering.

  All other schedules are omitted because they are not required, are not applicable or the information is included in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Mountain View, State of California, on June 26, 1996.


                                          By  /s/   L. William Krause
                                             ----------------------------------
                                                    L. William Krause
                                              President and Chief Executive
                                                         Officer
                                              (Principal Executive Officer)

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints L. William Krause and Rick M. McConnell, and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-1 and to perform any acts necessary in order to file such amendments, and each of the undersigned does hereby ratify and confirm all that said attorneys and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 26, 1996 by the following persons in the capacities indicated.


             SIGNATURE                              TITLE
             ---------                              -----

/s/ L. William Krause              Chief Executive Officer, President
- -------------------------------    and Director (Principal Executive
    L. William Krause              Officer)


                                   Chief Technical Officer, Vice
- -------------------------------    President of Engineering and
    Adriaan Ligtenberg             Director


/s/  Rick M. McConnell             Chief Financial Officer and Vice
- -------------------------------    President of Finance and
     Rick M. McConnell             Administration (Principal Financial
                                   and Accounting Officer)

/s/ Richard C. Alberding           Director
- --------------------------------
    Richard C. Alberding


/s/  Mary Jane Elmore              Director
- --------------------------------
     Mary Jane Elmore

                                     Director
- --------------------------------
     Raymond Liang


/s/ Andrew S. Rappaport              Director
- --------------------------------
    Andrew S. Rappaport